Exhibit 2(a)2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

NUI CORPORATION,

SOUTHERN COMPANY GAS,

700 UNIVERSE, LLC

and

NEXTERA ENERGY, INC.

____________________________________________

Dated as of May 20, 2018

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

Exhibits
Exhibit A: Form of Transition Services Agreement
Exhibit B: Form of Common Interest and Cooperation Agreement
Schedules

Schedule I: Accounting Principles and Target Working Capital

Disclosure Letters
Seller Disclosure Letter

-vi-

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 20, 2018, is by and among NUI Corporation, a New Jersey corporation (“Seller”), 700 Universe, LLC, a Delaware limited liability company (“Purchaser”), NextEra Energy, Inc., a Florida corporation (“Parent”), and, solely for the limited purposes expressly set forth in Article X and Article VII, Southern Company Gas, a Georgia corporation (“Seller Parent”). Seller, Purchaser and Parent are each referred to individually in this Agreement as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, Seller owns, of record and beneficially, all of the outstanding common shares, without par value (the “Shares”), of Pivotal Utility Holdings, Inc., a New Jersey corporation (the “Company”);
WHEREAS, the Shares represent all of the outstanding equity interests of the Company;
WHEREAS, the Company owns all the assets constituting an operating division known as Florida City Gas;
WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Shares for the Purchase Price, subject to the terms and conditions of this Agreement; and
WHEREAS, Seller, Purchaser and Parent desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Seller, Purchaser and Parent hereby agree as follows:
ARTICLE I

DEFINITIONS; INTERPRETATION
1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
“Action” shall mean any claim, action, demand, suit, arbitration, litigation or proceeding (including any state regulatory proceeding) by or before any Governmental Entity, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.
“Actual Fraud” means common law fraud (and not a constructive fraud or negligent misrepresentation or omission) by a Person in connection with the negotiation of this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, controls, is controlled by, or is under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that, from and after the Closing, (a) the Company shall not be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of the Company.
“Ancillary Agreements” shall mean the Transition Services Agreement and the Common Interest and Cooperation Agreement, in each case in the forms attached hereto.
“Business” shall mean the business and operations of the Florida City Gas operating division of the Company, as conducted at the date of this Agreement and reflected in the Business Financial Statements.
“Business Day” shall mean any day other than Saturday, Sunday, or any day on which banks in the City of New York or the State of Florida are authorized or required by Law to be closed.
“Business Employee” shall mean an employee of the Company as of the date hereof who is included on the list of Business Employees provided by Seller pursuant to Section 3.14(d), who is physically located in the territory of the Business and whose primary work functions are in support of the Business, provided that the term “Business Employee” shall (a) also include an employee who is hired by, or transferred to, the Company following the date of this Agreement in accordance with Section 5.1(a)(y)(C) and (b) not include any individual whose employment with the Company is terminated prior to the Closing.
“Business Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, owned or used by the Company in connection with the Business, including all trademarks that include the terms set forth on Section 1.1(a) of the Seller Disclosure Letter and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, including any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Business Marks” shall not include any Seller Marks.
“Business Material Adverse Effect” shall mean any fact, circumstance, effect, change, event or development (each an “Effect” and, collectively, “Effects”) that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or financial condition of the Business, taken as a whole, or the Company, taken as a whole (but disregarding any Excluded Liabilities), or (b) the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that in the case of clause (a) only, none of the following Effects shall be taken into account, individually or in the aggregate, in determining whether there has been a Business Material Adverse Effect: (i) the announcement or pendency of this Agreement and the transactions contemplated hereby, (ii) any action required to be taken by the Company pursuant to this Agreement or consented to in writing by each Party or any Action arising out of or related to this Agreement or any action taken by Purchaser, Seller or the Company in accordance with this Agreement to obtain any Required Regulatory Approval and the results of such action, including any Effect resulting from any term or condition in any Order relating to any Required Regulatory Approval or any assertion by a Governmental Entity that any approval (other than a Required Regulatory Approval) is required from such Governmental Entity, (iii) any failure to meet any internal or published projections, forecasts, estimates or predictions in respect of recoveries, revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes for such failure shall be taken into account), (iv) any change after the date hereof generally affecting the conditions in international, national or regional economies, financial markets, capital markets or commodities markets, including changes in interest rates or exchange rates, (v) any change after the date hereof in international, national, regional or local regulatory, political or legislative conditions generally, including the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, (vi) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development or acts of God, (vii) any change after the date hereof in applicable Law, regulation or GAAP (or authoritative interpretation thereof) or (viii) any Effect arising after the date hereof generally affecting the natural gas local distribution industry (including any general changes in the operations thereof); provided, further, that with respect to clauses (v), (vii) and (viii), such Effect shall not be excluded to the extent (and solely to the extent) it disproportionately affects the Business, taken as a whole, as compared to other businesses operating in the natural gas local distribution industry.
“COBRA Continuation Coverage” shall mean the continuation of group health plan coverage required under sections 601 through 608 of ERISA, and section 4980B of the Code and any comparable continuation of group health plan coverage required by applicable state or local Law.
“Code” shall mean the U.S. Internal Revenue Code of 1986.
“Company Benefit Plan” shall mean each Seller Benefit Plan that is either (a) sponsored or maintained by the Company or (b) maintained by the Seller Group exclusively for the benefit of Business Employees.
“Confidential Information” shall have the meaning ascribed to such term in the Confidentiality Agreement.
“Confidentiality Agreement” shall mean the confidentiality letter agreement, dated January 12, 2018, by and between The Southern Company, a Delaware corporation, and Purchaser.

“Contract” shall mean any lease, contract, license, arrangement, option, instrument, note, bond, mortgage, indenture, deed of trust, agreement, commitment or other obligation, whether written or oral, excluding any Permit or Seller Benefit Plan.
“Easements” shall mean all easements, license agreements, railroad crossing rights, rights-of-way, leases for rights-of-way, and similar use and access rights related to the Business.
“Electric SPA” shall mean that certain Stock Purchase Agreement by and among The Southern Company, a Delaware corporation, Purchaser and Parent, dated as of the date hereof.
“Elizabethtown APA” shall mean that certain Asset Purchase Agreement by and between the Company and South Jersey Industries, Inc., dated as of October 15, 2017, relating to the Elizabethtown Gas operating division of the Company.
“Elizabethtown Closing” shall have the meaning ascribed to the term Closing, as such term is defined in the Elizabethtown APA.
“Elkton APA” shall mean that certain Asset Purchase Agreement by and between the Company and South Jersey Industries, Inc., dated as of October 15, 2017, relating to the Elkton Gas operating division of the Company.
“Elkton Closing” shall have the meaning ascribed to the term Closing, as such term is defined in the Elkton APA.
“Encumbrances” shall mean any mortgages, deeds of trust, pledges, liens, claims, charges, security interests, conditional and installment sale agreements, activity and use limitations, Easements, covenants, encumbrances, obligations, limitations, title defects, deed restrictions, preferential purchase rights or options, adverse claims of interest and any other restrictions of any kind, including restrictions on use, transfer, receipt of income, or exercise of any other attribute of ownership.
“Environment” shall mean all or any of the following media: soil, land surface and subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including the air within buildings and the air within other natural or man-made structures above or below ground), plant and animal life, and any other natural resource.
“Environmental Claims” shall mean any and all Actions arising pursuant to any Environmental Laws or Environmental Permits, or arising from the presence, Release, or threatened Release (or alleged presence, Release, or threatened Release) into the Environment of any Hazardous Materials, including any and all claims by any Governmental Entity or by any Person for enforcement, cleanup, remediation, removal, response, remedial or other actions or damages, contribution, indemnification, cost recovery, compensation, or injunctive relief pursuant to any Environmental Law.
“Environmental Laws” shall mean any and all Laws regulating or relating to, or imposing liability with respect to, pollution or the protection of human health and safety (as it relates to exposure to Hazardous Materials), or the Environment, or damage to natural resources, including

Laws relating to Releases and threatened Releases or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.
“Environmental Permits” shall mean all permits, registrations, certifications, licenses, franchises, exemptions, approvals, consents, waivers, water rights or other authorizations of Governmental Entities issued under or with respect to applicable Environmental Laws.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“Estimated Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Estimated Closing Statement minus (b) the Target Working Capital.
“Excluded Liabilities” shall mean Liabilities of the Company to the extent not solely related to the Business, and including any Liabilities related to or arising out of, whether incurred prior to, on or after the Closing, (a) the matters described on Section 3.5(b)(i) of the Seller Disclosure Letter or (b) the Elizabethtown Gas or the Elkton Gas operating divisions of the Company.
“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Final Closing Statement minus (b) the Target Working Capital.
“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.
“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.
“Hazardous Material” shall mean (a) any chemicals, materials, substances, or wastes which are now or hereafter defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “toxic substance,” “extremely hazardous substance,” “pollutant,” “contaminant,” or words of similar import under applicable Environmental Laws; (b) any petroleum, petroleum products (including crude oil or any fraction thereof), natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel (or mixtures of natural gas and such synthetic gas), or oil and gas exploration or production waste, polychlorinated biphenyls, asbestos-containing materials, mercury, and lead-based paints; and (c) any other chemical, material, substances, waste, or mixture thereof which is prohibited, limited, or regulated by Environmental Laws.
“HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976.
“Indebtedness” shall mean, with respect to a Person, without duplication and determined in each case in accordance with the Accounting Principles: (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including obligations evidenced by a note, bond, debenture or similar instruments; (b) any obligations in respect of letters of credit or bank guarantees; (c) any obligations in respect of hedging arrangements; (d) any obligations issued or assumed as the deferred purchase price of any property or services (other than trade credit incurred in the ordinary course of business); (e) any capital lease obligations; (f) any overdrafts of cash accounts; (g) any guarantee by such Person of any obligations of another Person of the types described in the foregoing clauses (a) through (f); and (h) customer deposits, in each case, including accrued and unpaid interest, prepayment charges or premium thereon.
“Intellectual Property” shall mean (a) any U.S. or foreign patents, copyrights, all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), mask works, and other similar intangible rights throughout the world, and applications or registrations for any of the foregoing, (b) any protectable or proprietary interest, whether registered or unregistered, in know how, trade secrets, database rights, software, operating and manufacturing procedures, designs, specifications and the like, (c) any protectable or proprietary interest in any similar intangible asset of a technical, scientific or creative nature, and (d) any protectable or proprietary interests in or to any documents or other tangible media containing any of the foregoing.
“Intercompany Debt” shall mean the Indebtedness of the Company held by Affiliates of the Company.
“IRS” shall mean the U.S. Internal Revenue Service.
“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(b) of the Seller Disclosure Letter.
“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance or rule.
“Liability” shall mean all Indebtedness, obligations and other liabilities of any nature, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.
“LNG Facility” shall mean the liquefied natural gas facility described in the 2017 rate case with respect to the Business.
“LNG Plant Contract” shall mean any Contract in relation to the development or construction of the LNG Facility.
“Loss” or “Losses” shall mean any Liability, including, costs and expenses of any and all Actions, assessments, judgments, settlements or compromises relating thereto, reasonable attorneys’ fees, reasonable disbursements, interest, penalties and all expenses incurred in investigating, preparing or defending against any Action commenced or threatened or any Order in connection therewith.

“made available” shall mean that such information, document or material was provided for review by Purchaser or its representatives in the electronic data site established on behalf of the Company and to which Purchaser or its representatives has been given access in connection with the transactions contemplated by this Agreement on or before 12:01 a.m. New York time on the last day preceding the date hereof (and was not removed prior to the date hereof); provided, however, that any redacted portions of any such materials, documents or information shall not be deemed to have been “made available” to Purchaser or its representatives.
“Order” shall mean any charge, decree, ruling, determination, directive, award, order, judgment, writ, injunction or stipulation of a Governmental Entity.
“Organizational Documents” shall mean, with respect to any Person, (a) the articles or certificate of formation, incorporation or organization (or the equivalent organizational documents) of such Person and (b) the bylaws or limited liability company agreement or regulations (or the equivalent governing documents) of such Person.
“Pension Participant” shall mean each person (a) who is a participant in the Seller Pension Plan, and (b) who is either (i) a Business Employee or (ii) a former employee whose employment with the Company or its Affiliates terminated for any reason prior to or as of the Closing, and who (A) was employed by the Company as of his or her last day of employment and whose primary work functions as of his or her last day of employment were in support of the Business and (B) is included on the list of Pension Participants provided by Seller pursuant to Section 3.14(d), as it may be updated in accordance with Section 5.1(a)(y)(C).
“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or Orders of any Governmental Entity, other than the Required Regulatory Approvals and the Environmental Permits.
“Permitted Encumbrances” shall mean (a) statutory Encumbrances of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Encumbrances arising or incurred in the ordinary course of business, (b) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Encumbrances for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material penalty and for which adequate reserves have been established, (d) Encumbrances disclosed on or reflected in the Business Financial Statements, (e) with respect to real property, defects or imperfections of title not materially interfering with the ordinary conduct of the Business as a whole, (f) restrictions under the leases, subleases and similar agreements with respect to the Real Property, none of which materially interferes with the ordinary conduct of the Business as a whole, (g) any Easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Real Property, (i) zoning, entitlement, land use, environmental, building and other similar restrictions, none of which materially interferes with the ordinary conduct of the Business as a whole, (j) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (k) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (l) all rights of any Person under condemnation, eminent domain or similar proceedings, which are pending or threatened prior to Closing, (m) all Encumbrances arising under approvals obtained by the Company and related to the Business which have been issued by any Governmental Entities, (n) Encumbrances arising under any lease or sublease for Leased Real Property and (o) nonexclusive licenses to Intellectual Property granted in the ordinary course of business.
“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
“Plants EIPA” shall mean that certain Equity Interest Purchase Agreement by and among Southern Power Company, Purchaser and Parent, dated as of the date hereof.
“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Tax Period, the portion of such period beginning immediately after the Closing Date.
“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Tax Period, the portion of such period ending on and including the Closing Date.
“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.
“Purchase Price” shall mean the aggregate amount determined pursuant to Section 2.2, as it may be adjusted pursuant to Section 2.7.
“Purchaser Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
“Real Property” shall mean the fee interests in real property held by the Company, including buildings, structures, pipelines, other improvements, and fixtures located thereon, in each case as relating to the Business (the “Owned Real Property”), the leasehold and subleasehold interests of the Company under the leases and subleases of real property relating to the operation of the Business (the “Leased Real Property”), and the Easements in favor of the Company relating to the operation of the Business, including buildings, structures, pipelines, other improvements and fixtures located thereon.
“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the Environment.

“Representative” shall have the meaning ascribed to such term in the Confidentiality Agreement.
“Required Regulatory Approvals” shall mean the approvals set forth on Section 1.1(c) of the Seller Disclosure Letter.
“Securities Act” shall mean the U.S. Securities Act of 1933.
“Seller Benefit Plan” shall mean all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plans, programs, agreements or arrangements, (a) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates, in each case providing benefits to any Business Employee, or (b) under which the Company has any Liability or any obligation to contribute (whether actual or contingent).
“Seller Group” shall mean Seller and its Affiliates.
“Seller Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, designs or four-color combination of red, green, white and blue trademarks that are distinctive to Seller or any of its Affiliates, service marks and logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, owned or used by Seller or its Affiliates (other than Company), including all trademarks that include the term “Southern Company,” “Southern Company Gas” or “AGL Resources” and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, and any logos, designs or four-color combination of red, green, white and blue elements used with any of the trademarks listed above, including, but not limited to, the triangular logo, and any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Seller Marks” shall not include the items set forth on Section 1.1(a) of the Seller Disclosure Letter.
“Seller Pension Materials” means the Aon Hewitt document provided by Seller to Purchaser entitled Basis for Measuring Retirement Benefit Obligations and Costs at Year-End 2017, delivered on January 30, 2018.
“Straddle Tax Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital” shall mean the amount set forth on Annex A of the Target Working Capital Statement and designated as the “Target Working Capital” of the Company.
“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, in each case in the nature of a tax, imposed by any Governmental Entity, together with all interest, penalties and additional amounts imposed with respect to such amounts.
“Tax Claim” shall mean any Tax Proceeding (a) that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII or (b) relating to a Pre-Closing Tax Period or Straddle Tax Period of the Company.
“Tax Cuts and Jobs Act” shall mean an act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018 (Pub.L. 115-97).
“Tax Proceeding” shall mean any audit, examination, contest, litigation or other Action relating to Taxes.
“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or statement filed or required or permitted to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.
“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.
“United States” or “U.S.” shall mean the United States of America and its territories and possessions.
“WARN Act” shall mean the federal Worker Adjustment Retraining and Notification Act of 1988 and similar state or local Laws related to plant closings, relocations and mass layoffs.
“Working Capital” shall mean Current Assets less Current Liabilities, in each case, as defined in the Accounting Principles, in accordance with the Target Working Capital Statement.
1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

ABO	6.3(b)
Accounting Principles	2.4(b)
Acquisition Proposals	5.12
Agreement	Preamble
Business Confidential Information	5.3(a)
Business Financial Statements	3.5(a)
Business Material Contracts	3.9(a)

Cap	10.2(b)(iii)
Closing	2.1
Closing Date	2.3(a)
Closing Payment Adjustments	2.2
Combined Tax Return	7.5(a)
Common Interest and Cooperation Agreement	5.16(b)
Company	Recitals
Continuation Period	6.1(a)
Continuing Guarantees	. 5.10
control Definition of Affiliate
controlled by Definition of Affiliate
Controlling Party	7.7(b)
De Minimis Amount	10.2(b)(ii)
Direct Loss	10.4(e)
Disability Employee	6.5
Effect Definition of Business Material Adverse Effect
Effects Definition of Business Material Adverse Effect
Enforceability Exceptions	3.3
Estimated Closing Statement	2.4(a)
Final Closing Statement	2.6(c)
Franchises	3.9(a)(i)
Fundamental Indemnification Matters	10.2(b)(ii)
Indemnifying Party	10.4(a)
Indemnitee	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Intercompany Arrangements	5.9
Interest Rate	6.3(b)
IT Systems	3.19
Labor Agreement	3.14(a)
Leased Real Property Definition of Real Property
Legal Restraints	8.1(a)
New Plan	6.1(a)
Non-Controlling Party	7.7(b)
Nonqualified Benefits Participants	6.3(d)
Notice of Disagreement	2.6(a)
Outside Date	9.1(b)(i)
Owned Real Property Definition of Real Property
Parent	Preamble
Parent DC Trust	6.3(d)
Parent DCP	6.3(d)
Parent FSA Plan	6.2(c)
Parent NSP	6.3(d)
Parent Pension Plan	6.3(b)
Parent Retirees	6.3(c)
Parent SBP	6.3(d)

Parent SERP	6.3(d)
Parent Welfare Trust	6.3(c)
Parent’s 401(k) Plan	6.3(a)
Parties	Preamble
Party	Preamble
PBGC	3.13(e)
Pension Transfer Amount	6.3(b)
Pension Transfer Date	6.3(b)
Pension Transfer Deadline	6.3(b)
Post-Closing Adjustment	2.7
PPP	6.2(e)
Pre-Closing Insurance	3.19(b)
Pre-Closing Separate Tax Return	7.5(a)(ii)
Protection Period	6.3(c)
Purchaser	Preamble
Purchaser Burdensome Condition	5.5(d)
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Purchaser Tax Indemnified Parties	7.1
Releasees	5.13(a)
Resolution Period	2.6(b)
Retiree Welfare Participant	6.3(c)
Retiree Welfare Participant Assets	3.13(j)
Sale	2.1
Section 414(l) Amount	6.3(b)
Seller	Preamble
Seller DC Trust	6.3(d)
Seller DCP	6.3(d)
Seller Disclosure Letter	Article III
Seller FSA Plans	6.2(c)
Seller Fundamental Representations	8.2(a)
Seller Indemnified Parties	10.3(a)
Seller Indemnified Taxes	7.1(b)
Seller NSP	6.3(d)
Seller Parent	Preamble
Seller Pension Plan	6.3(b)
Seller SBP	6.3(d)
Seller SERP	6.3(d)
Seller Tax Indemnified Parties	7.2
Seller Welfare Trust	3.13(j)
Seller’s 401(k) Plan	6.3(a)
Shares	Recitals
Substituted Guarantees	5.10
Target Working Capital Statement	2.4(b)
Tax Dispute	7.15(a)
Tax Referee	7.15(b)

Third Party Claim	10.4(a)
Third Party Claim Notice	10.4(a)
Threshold	10.2(b)(ii)
Transfer Taxes	7.11
under common control with Definition of Affiliate
Willful Breach	9.3
Withheld Business Material Contracts	3.9(b)

1.3    Other Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply.
(a)    Appendices, Exhibits and Schedules. Unless otherwise expressly indicated, any reference in this Agreement to an “Exhibit” or “Schedule” refers to an Exhibit or Schedule to this Agreement. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein are defined as set forth in this Agreement. In the event of conflict or inconsistency, this Agreement shall prevail over any Exhibit or Schedule.
(b)    Time Periods. When calculating the period of time before which, within which, following or after which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.
(c)    Gender and Number. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the singular includes the plural, and the plural includes the singular.
(d)    Certain Terms. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including the Exhibits and Schedules to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it. The words “to the extent” when used in reference to a liability or other matter, means that the liability or other matter referred to is included in part or excluded in part, with the portion included or excluded determined based on the portion of such liability or other matter exclusively related to the subject or period. The word “or” shall be disjunctive but not exclusive. A reference to any Party or to any party to any other agreement or document shall include such party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder, as amended through such specific date). The phrase “ordinary course of business” or “ordinary course” refers to the ordinary course of business of the Business and not of Seller and its Affiliates generally. References to “$” shall mean U.S. dollars and references to “written” or “in writing” include in electronic form. Any reference to “days” shall mean calendar days unless Business Days are expressly specified.
(e)    Headings. The division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(f)    Joint Participation. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
ARTICLE II

THE SALE AND PURCHASE
2.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver, or cause to be transferred, conveyed, assigned and delivered, to Purchaser, and Purchaser shall, and Parent shall cause Purchaser to, purchase and acquire from Seller the Shares, free and clear of all Encumbrances, other than Encumbrances under applicable securities Laws (the “Sale”).
2.2    Closing Payment. In consideration for the Shares, at the Closing, Purchaser shall, and Parent shall cause Purchaser to, deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate of (a) $530,000,000, plus (b) the Estimated Working Capital Adjustment Amount if any, minus (c) the amount, if any, of Indebtedness of the Company set forth in the Estimated Closing Statement (the amounts in (b) and (c) together, the “Closing Payment Adjustments”).
2.3    Closing.
(a)    The Closing shall take place (i) at the offices of Jones Day, 1420 Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m., Atlanta time, on the third Business Day after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled or, to the extent permitted by applicable Law, waived on the Closing Date, but subject to the fulfillment or, to the extent permitted by applicable Law, waiver of those conditions) are fulfilled or, to the extent permitted by applicable Law, waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59 p.m. Atlanta time on the Closing Date.
(b)    At or prior to the Closing:

(i)    Seller shall deliver or cause to be delivered to Purchaser:
(A)    the certificate required to be delivered pursuant to Section 8.2(d);
(B)    each of the Ancillary Agreements to which any member of the Seller Group is a party, duly executed by the applicable member of the Seller Group;
(C)    resignations, effective as of the Closing Date, of all of the directors of the Company;
(D)    a duly executed certificate of non-foreign status of Seller, dated the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);
(E)    an IRS Form W-9, Request for Taxpayer Identification Number and Certificate, duly executed by an officer of Seller; and
(F)    evidence reasonably satisfactory to Purchaser that Seller has paid, settled or cancelled, or caused to be paid, settled or cancelled, (1) the Indebtedness listed on Section 3.5(c) of the Seller Disclosure Letter (or caused such Indebtedness to be assigned to and assumed by an Affiliate of Seller (other than the Company) in accordance with Section 5.16(a)) and (2) the Intercompany Debt.
(ii)    Parent shall cause Purchaser to:
(A)    pay to Seller (or to any Affiliate designated by Seller) by wire transfer, to the account or accounts designated by Seller (or by such Affiliate) in the notice accompanying the Estimated Closing Statement, immediately available funds in the aggregate amount determined pursuant to, and in accordance with, Section 2.2; and
(B)    deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c).
2.4    Closing Payment Adjustments.
(a)    Not less than five Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement with a written estimate of each of (i) Working Capital and (ii) Indebtedness of the Company, in each case as of the Closing (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Seller’s determination of the Closing Payment Adjustments and the Purchase Price after giving effect to the Closing Payment Adjustments and (B) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.3. For the avoidance of doubt, the estimate of the Indebtedness of the Company as of the Closing set forth on the Estimated Closing Statement shall give effect to the repayment, settlement or cancellation of Intercompany Debt pursuant to Section 5.8, which repayment shall have been completed at or prior to the Closing.

(b)    The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles attached as Schedule I hereto (the “Accounting Principles”) and in accordance with GAAP, in each case, applied consistently with their application in connection with the preparation of the Business Financial Statements. It is understood and agreed that Annex A of Schedule I sets forth the calculation of the Target Working Capital (the “Target Working Capital Statement”).
(c)    From and after the delivery of the Estimated Closing Statement until the day prior to the Closing Date, Seller shall, and shall cause the Company to, (i) reasonably assist Purchaser and its Representatives in Purchaser’s review of the Estimated Closing Statement and (ii) make available the Representatives responsible for preparing the Estimated Closing Statement to discuss the Estimated Closing Statement with Purchaser. Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Purchaser.
2.5    Post-Closing Statement.
(a)    Within 60 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller statements of (i) Working Capital and (ii) Indebtedness of the Company, in each case as of the Closing (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in accordance with the Accounting Principles and in accordance with GAAP, in each case applied consistently with their application in connection with the preparation of the Business Financial Statements.
(b)    Following the Closing through the date that the Final Closing Statement becomes final and binding, Seller and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Company or relating to the Business, and Purchaser shall, and shall cause its Affiliates (including the Company) and its and their respective employees, accountants and other representatives to, cooperate with and assist Seller and its Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested; provided that the accountants of Purchaser and its Affiliates shall not be obliged to make any books, records or work papers available to Seller and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after Seller or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records and work papers.
(c)    Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Working Capital or Indebtedness of the Company, in each case, as of the Closing or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

2.6    Reconciliation of Post-Closing Statement.
(a)    Seller shall notify Purchaser in writing no later than 30 days after Seller’s receipt of the Initial Closing Statement if Seller disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser by such time, then the Initial Closing Statement shall become final and binding upon the Parties in accordance with Section 2.6(c).
(b)    During the 30 days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.
(c)    If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Grant Thornton LLP (the “Independent Accounting Firm”). Within 30 days after submission of such matters to the Independent Accounting Firm, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and the terms and definitions of this Agreement and based solely on the written submissions of the Parties, binding on the Parties, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement. The statements of (i) Working Capital and (ii) Indebtedness of the Company that are final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Statement.”
(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. During the review by the Independent Accounting Firm, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Company) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall act as an expert and not an arbitrator.

(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Payment Adjustments, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.5 and this Section 2.6 and the Closing Payment Adjustments and Post-Closing Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Business Financial Statements or any inconsistencies between the Business Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand. After the determination of the Final Closing Statement, none of the Parties shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of Working Capital and Indebtedness as of the Closing (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of Working Capital or Indebtedness had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement).
2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) the Final Working Capital Adjustment Amount minus (ii) the Estimated Working Capital Adjustment Amount minus (b) (i) the amount of Indebtedness of the Company set forth in the Final Closing Statement minus (ii) the amount of Indebtedness of the Company set forth in the Estimated Closing Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser shall, and Parent shall cause Purchaser to, pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. Any such payment pursuant to this Section 2.7 shall be made within ten Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds.
2.8    Withholding. Purchaser shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under the Code, or any other provision of applicable Law; provided, that prior to making any such deduction or withholding, Purchaser shall notify Seller of its intent to withhold amounts from such payments no less than ten Business Days prior to the Closing or, if later, as soon as reasonably practicable and shall reasonably cooperate with Seller to establish an applicable exemption from such deduction or withholding, if available. To the extent that any amounts are so withheld, such withheld amounts (i) will be remitted by Purchaser to the applicable taxing authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the disclosure letter delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Letter”), Seller hereby represents and warrants to Parent and Purchaser as follows:

3.1    Organization and Qualification; No Subsidiaries. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey. The Company has all requisite corporate power and authority to carry on the Business as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of the Business requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Company does not own any Subsidiaries and does not own any equity interests in any Person. Seller has made available to Purchaser correct and complete copies of the Company’s Organizational Documents in effect as of the date of this Agreement.
3.2    Capitalization of the Company.
(a)    The Shares are duly authorized, validly issued, fully paid and nonassessable and owned by Seller, free and clear of all Encumbrances (other than any Encumbrances under applicable securities Laws). The Shares were not issued in violation of any Organizational Document of the Company and Seller has good and valid title and ownership, of record and beneficially, to the Shares. The Shares represent all of the outstanding common shares and all of the outstanding equity interests of the Company. No Person owns any equity interest, directly or indirectly, of the Company (other than Seller).
(b)    Except for the Shares, there are no shares of common stock, preferred stock or other equity interests of the Company issued and outstanding or held in treasury, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other equity ownership interest in the Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities evidencing such rights are authorized, issued or outstanding. The Company has no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the sole stockholder of the Company on any matter.
3.3    Authority Relative to This Agreement. Seller and Seller Parent each has all necessary corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. The execution, delivery and performance by Seller and Seller Parent of this Agreement and the Ancillary Agreements to which they are in each case a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on part of Seller and Seller Parent, and no other proceedings on the part of Seller or Seller Parent are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement or any Ancillary Agreement. This Agreement has been duly and validly executed and delivered by Seller and Seller Parent, and, assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, constitutes, and each Ancillary Agreement, when executed and delivered by the members of the Seller Group party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Parent, Purchaser or its applicable Affiliate party thereto, will constitute, a valid, legal and binding agreement of the applicable members of the Seller Group, enforceable against each such member in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally, or general principles of equity (collectively, the “Enforceability Exceptions”).
3.4    Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Seller or the Company for the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement or the consummation by Seller and its Affiliates of the transactions contemplated hereby or thereby, except: (a) the Required Regulatory Approvals; (b) the authorizations or approvals listed on Section 3.4(b) of the Seller Disclosure Letter, or (c) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to materially and adversely affect the Business. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence and except as set forth on Section 3.4 of the Seller Disclosure Letter, neither the execution, delivery or performance of this Agreement or any Ancillary Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of its Organizational Documents or the Organizational Documents of the Company, (ii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Encumbrance, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract or any Permit relating to the Business, or (iii) violate any Law applicable to the Company, any of its properties or assets, or the Business, except, in the case of clauses (ii) or (iii), for breaches, violations, defaults, Encumbrances or rights of termination, amendment, cancellation or acceleration that would not reasonably be expected to materially and adversely affect the Business.
3.5    Financial Statements.
(a)    Section 3.5(a) of the Seller Disclosure Letter sets forth the following financial statements relating to the Business (the “Business Financial Statements”): (i) an unaudited balance sheet of the Business as at December 31, 2017 and December 31, 2016 and (ii) an unaudited income statement for the fiscal years ended December 31, 2017 and December 31, 2016. Each of the Business Financial Statements has been prepared from and is in accordance with the books and records of the Business, has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes) and fairly presents, in all material respects, the financial position and the results of operations of the Business as of the dates thereof or for the periods covered thereby.
(b)    Except as set forth on Section 3.5(b) of the Seller Disclosure Letter, the Company has no material Liabilities other than:
(i)    the Excluded Liabilities described on Section 3.5(b)(i) of the Seller Disclosure Letter;

(ii)    Liabilities as (and to the extent) reflected or reserved against in the most recent balance sheet included in the Business Financial Statements;
(iii)    Liabilities incurred by the Business in the ordinary course of business consistent with past practice since December 31, 2017; and
(iv)    Liabilities required or contemplated to be incurred by the Company pursuant to this Agreement.
(c)    Except as set forth on Section 3.5(c) of the Seller Disclosure Letter, the Company has no Indebtedness (other than Intercompany Debt to be settled or cancelled pursuant to Section 5.8) and does not have any outstanding Encumbrances or guarantees in relation to any Indebtedness.
3.6    Absence of Certain Changes or Events. Except as set forth on Section 3.6 of the Seller Disclosure Letter or as contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the Business has been conducted in all material respects in the ordinary course consistent with past practice and (b) there has not occurred any Business Material Adverse Effect.
3.7    Title. Except as set forth on Section 3.7 of the Seller Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, (a) the Company has good and valid title to, or valid license or leasehold interests in, all of the tangible assets of the Business, except for such as are no longer used or useful in the conduct of the Business or as have been disposed of in the ordinary course of business consistent with past practice and (b) all such assets, other than assets in which the Company has a license or leasehold interest, are free and clear of Encumbrances, other than Permitted Encumbrances.
3.8    Sufficiency of Assets. Upon consummation of the transactions contemplated by this Agreement, taking into account all of the Ancillary Agreements, the Company will own or have the right to use all of the assets, properties and rights necessary to conduct in all material respects the Business as it is currently being conducted.
3.9    Business Material Contracts.
(a)    For purposes of this Agreement, the following Contracts shall be deemed to constitute “Business Material Contracts”:
(i)    each material Contract, ordinance, or other grant of any municipal, town or county franchise relating to the Business (the “Franchises”);
(ii)    all Contracts between the Company, on the one hand, and one or more (A) Business Employees or (B) independent non-Affiliate third-party consultants or contractors individually, on the other hand, involving compensation payable by the Company in connection with the Business in excess or reasonably expected to be in excess of $100,000 in any one year;

(iii)    all Contracts that individually involve expenditures by the Business in excess of $400,000 in the Company’s most recently completed fiscal year;
(iv)    all Contracts that individually involve receipt of payments by the Business in excess of $400,000 in the Company’s most recently completed fiscal year;
(v)    all Contracts providing for the extension of credit by the Business, other than (A) the extension of credit to customers in the ordinary course of business consistent with past practice, and (B) normal employee advances and other customary extensions of credit in the ordinary course that are not material in amount;
(vi)    all Contracts for, or relating to, Indebtedness of the Business, or pursuant to which any Encumbrance is granted in or to any of the assets of the Business;
(vii)    all Contracts granting to any Person any right or option to purchase or otherwise acquire (A) any assets (other than immaterial assets and immaterial inventory, excluding natural gas, in the ordinary course) of the Business or (B) the Shares, in each case including rights of first option, rights of first refusal, or other preferential purchase rights;
(viii)    all Contracts that, upon consummation of the transactions contemplated hereby, would limit the ability of Purchaser or its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time (other than limitations that in the aggregate are immaterial); and
(ix)    all partnership, joint venture and joint ownership Contracts, and all similar material Contracts (however named) relating to the Business involving a sharing of assets, profits, losses, costs or liabilities with a third party (including, for the purposes of this Section 3.9(a)(ix), any Contract with Seller or any of its Subsidiaries that will survive Closing and cannot be terminated without cause).
(b)    Section 3.9(a) of the Seller Disclosure Letter sets forth a list of each Business Material Contract as of the date hereof, except for such Franchises, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business (provided that such Franchises have been made available to Purchaser). Seller has made available to Purchaser true, complete and accurate copies of all Business Material Contracts, except for the Contracts set forth on Section 3.9(b) of the Seller Disclosure Letter (such Contracts, the “Withheld Business Material Contracts”).
(c)    Except as set forth on Section 3.9(c) of the Seller Disclosure Letter and as would not reasonably be expected to materially and adversely affect the Business, (i) each Business Material Contract is a legal, valid and binding obligation of the Company and, to the Knowledge of Seller, each counterparty, and is in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Business Material Contract.
3.10    Legal Proceedings. Except as set forth on Section 3.10 of the Seller Disclosure Letter, there are no Actions existing, pending or, to the Knowledge of Seller, threatened in writing against the Company or any of its assets or properties, and there are no Orders outstanding against the Company or any of its assets or properties, in each case, that would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, conditions, assets or operations of the Business or the Company (but disregarding any Excluded Liabilities), or would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or delaying the transactions contemplated by this Agreement.
3.11    Compliance with Law; Orders; Permits.
(a)    The Company is, and at all times since December 31, 2015 has been, in compliance with all Laws, Orders and Permits applicable to the Company, except for violations which would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company (but disregarding any Excluded Liabilities).
(b)    The Company possesses all Permits necessary to own and operate the Business as currently operated, all of such Permits are in full force and effect, and no appeal or other proceeding is existing, pending or, to Knowledge of Seller, threatened in writing to revoke any such Permits, except where the failure to have such Permit or for such Permit to be in effect would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company (but disregarding any Excluded Liabilities).
3.12    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, the Company has on the date of this Agreement (and at the Closing will have) good fee simple title to the Owned Real Property and all improvements thereon and valid leasehold interests in the Leased Real Property and all improvements thereon (to the extent leased by the Company), free and clear of all Encumbrances except Permitted Encumbrances.
3.13    Employee Benefits.
(a)    Section 3.13(a) of the Seller Disclosure Letter sets forth a list, as of the date hereof, of each material Seller Benefit Plan and of each Company Benefit Plan.
(b)    With respect to each material Seller Benefit Plan and each Company Benefit Plan (whether or not material), Seller has made available to Purchaser, to the extent applicable, (i) the written document evidencing such plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements thereto, (ii) the summary plan description, together with each summary of material modifications, (iii) the annual report (Form 5500, including schedules and attachments) filed with the IRS for the last plan year, and the most recently received IRS determination letter, (iv) any related trust agreements, insurance contracts or documents of any other funding arrangements, and (v) the most recently prepared actuarial report or financial statement.
(c)    All material contributions or premiums required to be made by the Company or the Seller Group to any Seller Benefit Plan have been timely made or accrued.
(d)    No Seller Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and there are no circumstances or events that could result in any material Liability to the Company with respect to such a plan or a “pension plan” within the meaning of Section 3(2) of ERISA, other than as contemplated by Section 6.3(b).
(e)    With respect to the Seller Pension Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived); (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code; (iii) the most recent actuarial report prepared by such plan’s actuary was based upon reasonable actuarial assumptions and was accurate in all material respects as of the valuation date of such report, and there has not been a material change in the present value of accrued benefits under such plan or the fair market value of the assets allocable to such accrued benefits since the most recent valuation date; (iv) no reportable event within the meaning of Section 4043(c) of ERISA has occurred; (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (vi) no Liability under Title IV of ERISA related to plan termination has been or is expected to be incurred by Seller or any of its ERISA Affiliates; and (vii) the PBGC has not instituted proceedings to terminate any such plan (nor has any material correspondence been received from a Governmental Entity) and, to the Knowledge of Seller, no circumstances exist which could serve as a basis for the institution of such proceedings.
(f)    Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received from the IRS a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and nothing has occurred that would be reasonably expected to materially adversely affect the qualified or exempt status of such Seller Benefit Plan or trust, nor is the consummation of the transactions provided for by this Agreement reasonably expected to have any such effect.
(g)    Each Seller Benefit Plan is being, and has been, operated and administered in accordance with ERISA, the Code and all other applicable Laws and regulations thereunder and in accordance with its terms, except as would not reasonably be expected to materially and adversely affect the Business.
(h)    Except as set forth on Section 3.13(h) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) will (i) entitle any Business Employee to compensation or benefits or any increase in compensation or benefits, (ii) accelerate the time of any payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or result in any other obligation pursuant to, any Seller Benefit Plan, or (iii) constitute an event described in Section 280G(b)(2)(A)(i) of the Code.
(i)    Seller and its Affiliates have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage or other retiree welfare benefits, and no representations or commitments have been made in the past ten years through plan documents, employee or retiree communications from Seller, its Affiliates, or a predecessor entity of either or in Labor Agreements (upon expiration thereof or pursuant to bargaining), that would limit the right of Seller or Purchaser or their respective Affiliates to amend, terminate or modify any such benefits.
(j)    As of December 31, 2017, the accumulated postretirement benefit obligation (the “APBO”) of Retiree Welfare Participants who earned benefits related to the NUI Corporation Employee Welfare Trust (the “Seller Welfare Trust”) equaled $1,892,221, as determined by Seller’s plan actuaries, Mercer, under ASC 715, using appropriate valuation and actuarial methods. The Seller Welfare Trust is for a closed group of participants and is funded in an amount equal to or greater than the APBO for all individuals who earned benefits related to it. For purposes of this Agreement, the term “Retiree Welfare Participant Assets” shall mean the assets in the Seller Welfare Trust that are dedicated to the Retiree Welfare Participants from time to time, which shall be equal to the product of (i) the fair market value of all assets held in the Seller Welfare Trust as of the relevant time, multiplied by (ii) a fraction, (A) the numerator of which is the APBO of benefits covered by the Seller Welfare Trust for the Retiree Welfare Participants who at such time have earned benefits related to the Seller Welfare Trust, and (B) the denominator of which is the APBO of benefits covered by the Seller Welfare Trust generally at such time. None of the Retiree Welfare Participant Assets have been transferred out of the Seller Welfare Trust or reallocated to individuals who are not Retiree Welfare Participants.
3.14    Labor and Employee Matters.
(a)    Except as set forth on Section 3.14(a)(i) of the Seller Disclosure Letter, other than in the ordinary course of business consistent with past practice, Seller and its Affiliates have not, during the one-year period preceding the date of this Agreement, transferred the employment of (i) any employee of Seller and its Affiliates (other than the Company) to the Business or (ii) any employee of the Company whose primary duties relate to the Business to an entity of Seller and its Affiliates (other than the Company). Section 3.14(a)(ii) of the Seller Disclosure Letter sets forth a list of all collective bargaining agreements, as well as any side agreements, amendments or memoranda relating to the Business Employees (each, a “Labor Agreement”).
(b)    Seller and its Affiliates have complied with the WARN Act, to the extent applicable, except to the extent such failure to comply would not result in Purchaser or any of its Affiliates having any Liability.
(c)    As it relates to the Business, (i) no labor organization or group of employees has made a pending demand for recognition or certification, and there are and have been no representation or certification proceedings or petitions seeking a representation proceeding, with the National Labor Relations Board or any other labor relations tribunal or authority, nor have any such demands, proceedings or petitions been brought or filed or threatened to be brought or filed within the past two years, (ii) there are not now, nor have there been at any time within the two years prior to the date hereof, any actual or threatened organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes against or involving the Company except as would not reasonably be expected to materially and adversely affect the Business, and (iii) the Company is (and, with respect to the Business Employees, the Seller and its Affiliates are) in compliance in all material respects with all Labor Agreements and with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.
(d)    Seller has made available to Parent a true and complete list, as of the date hereof, of all Business Employees and all Pension Participants.
3.15    Taxes.
(a)    All material Tax Returns required to be filed by the Company have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Tax Returns required to be filed with respect to the Business have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects.
(b)    All material Taxes required to be paid by the Company or, with respect to the Business, any of its Affiliates, have been duly and timely paid or will be duly and timely paid by the due date thereof.
(c)    The Company has not received within the three years prior to the date hereof any written notice of any actions for the assessment or collection of Taxes.
(d)    No Tax Proceeding with respect to any material Taxes of the Company is existing, pending or being threatened in writing.
(e)    There are no Encumbrances for material Taxes against any assets of the Company, the Business or the Shares, other than Permitted Encumbrances.
(f)    No claim has been made within the six years prior to the date hereof by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by such jurisdiction.
(g)    The Company has not waived any statute of limitations with respect to any material amounts of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency.
(h)    The Company is not liable for any material Taxes of any other Person as a result of successor liability or transferee liability (whether pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, Contract or otherwise).
(i)    The Company has materially complied with all applicable Laws relating to the collection and withholding of Taxes.
(j)    The Company is not, nor reasonably could be expected to be, required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code or the Treasury Regulations promulgated thereunder (or any similar or analogous provision of state, local or foreign Law) made prior to the Closing,

(ii) installment sale or open transaction disposition made or entered into prior to the Closing, (iii) intercompany transaction made or entered into prior to the Closing or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar or analogous provision of state, local or foreign Law), (iv) prepaid amount received prior to the Closing, (v) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (vi) election pursuant to Section 108(i) of the Code.
(k)    Since the date two years prior to the date hereof the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.
(l)    The Company has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(m)    The Company does not own any equity interest in any entity treated as a partnership for purposes of Treasury Regulations Section 301.7701-3, any entity treated as a trust for purposes of Treasury Regulations Section 301.7701-4, any “controlled foreign corporation” within the meaning of Section 957 of the Code or any other “flowthrough” entity.
3.16    Environmental Matters. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company (but disregarding any Excluded Liabilities):
(a)    All Environmental Permits that are necessary for the operation of the Business as it is currently being operated have been obtained or timely applied for and are in full force and effect and the Company is in compliance with the requirements of all applicable Environmental Laws (disregarding any Excluded Liability).
(b)    Except for matters that have been fully resolved, the Company is not, nor since December 31, 2015 has been, subject to any consent decree, agreement, or Order arising under Environmental Laws, or received any written notice or report regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities, including any investigatory, remedial, or corrective obligations, arising under Environmental Laws (in each case, disregarding any Excluded Liability).
(c)    To the Knowledge of Seller, there is and has been no Release from, in, on, or beneath any of the Real Property (except as permitted pursuant to Environmental Laws or Environmental Permits held by the Company), that would reasonably be expected to form the basis for any Environmental Claims against the Company.
(d)    There are no Environmental Claims existing, pending or, to the Knowledge of Seller, threatened in writing against, or related to, the Business or the Company (disregarding any Excluded Liabilities) that have not been fully and finally resolved.
(e)    There are no Phase I or Phase II environmental assessments prepared since December 31, 2016 that are in Seller’s possession that describe environmental matters that would reasonably be expected to be material to the Business or the Company (disregarding any Excluded Liabilities).
(f)    The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties of Seller relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases of Hazardous Materials, or other environmental matters, and no other representation or warranty of Seller contained herein shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases of Hazardous Materials, or other environmental matters.
3.17    Brokers. Seller will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Seller or any of its Affiliates.
3.18    Elizabethtown APA and Elkton APA.
(a)    Prior to the date hereof, the Elizabethtown APA and the Elkton APA have not been amended, waived or otherwise altered by a written instrument in any manner and, to the Knowledge of Seller, there is no breach of the Elizabethtown APA or the Elkton APA, in each case that would reasonably be expected to (i) materially increase the Liabilities of the Company following the Elizabethtown Closing or the Elkton Closing, as applicable, (ii) materially delay the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (iii) be otherwise adverse to Purchaser and its Affiliates following the consummation of the transactions contemplated by this Agreement.
(b)    As of the date of this Agreement, there are no existing, pending or, to the Knowledge of Seller, threatened Actions related to or arising from the transactions contemplated by the Elizabethtown APA or the Elkton APA that would reasonably be expected to cause a material delay to the Closing hereunder.
(c)    As of the date of this Agreement (i) the only third-party consents and authorizations required to be obtained as a condition to the Elizabethtown Closing or the Elkton Closing are the consents and approvals of applicable Governmental Entities and (ii) the Company anticipates all such consents and approvals to be obtained, and the applicable conditions to closing to be satisfied, on or before the date set forth in Section 3.18(c) of the Seller Disclosure Letter.
3.19    Insurance.
(a)    Except as would not reasonably be likely, individually or in the aggregate, to have a material and adverse effect on the Business, (i) the Company is insured with reputable insurers or is self-insured against such risks and in such amounts as Seller reasonably has determined to be prudent and consistent with industry practice, and the Company is in compliance in all material respects with its insurance policies and is not in default under any such policy, (ii) each such policy is in full force and effect and (iii) no written notice of cancellation, termination or nonrenewal (other than written notices of nonrenewals received in the ordinary course of business) has been received by the Company with respect to any such insurance policy.
(b)    Within the five years immediately preceding the date hereof, there has been no claim filed by the Company with respect to the Business under the Seller’s or its Affiliates’ occurrence-based insurance policies (the “Pre-Closing Insurance”) for which the total damages (including amounts paid by the applicable insurer and the Company) exceeded $200,000. Section 3.19(b) of the Seller Disclosure Letter sets forth a list of open claims with respect to the Business, as of the date hereof, made by the Company under the Pre-Closing Insurance, or of which the Company has notice and may make a claim, or could file a claim if it met the deductibles or self-insured retentions under the Pre-Closing Insurance, in each case, for which the probable and reasonably estimable damages based on the information known on the date hereof (including amounts expected to be paid by the applicable insurer and the Company) as of the date hereof exceed $20,000.
3.20    Information Security. The Company has taken, or one or more of the Company’s Affiliates have taken on the Company’s behalf, commercially reasonable steps to protect the material information technology systems currently used in the conduct of the Business (the “IT Systems”). The Company has in place, or one or more of the Company’s Affiliates have in place on the Company’s behalf, commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the IT Systems since December 31, 2015 that, pursuant to any applicable Law, would require the Company to notify customers or employees of the Business of such breach or intrusion.
3.21    No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article III, neither Seller nor any other Person on behalf of Seller has made, and Seller hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Seller, the Company, the Business or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, Purchaser or any of their representatives by or on behalf of Seller, and any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Parent, Purchaser nor any other Person on behalf of Parent or Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Parent, Purchaser, their Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or otherwise furnished to Seller or any of its representatives by or on behalf of Parent or Purchaser, and that any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that neither Parent nor Purchaser nor any other Person on behalf of Parent or Purchaser, has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, Purchaser or their respective Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Seller, its Affiliates or any of their respective representatives or any other Person, and that any such representations or warranties are expressly disclaimed.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER AND PARENT
Each of Purchaser and Parent hereby represents and warrants to Seller as follows:
4.1    Organization and Qualification. Each of Parent and Purchaser is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and each of Parent and Purchaser has all requisite power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a legal entity in each jurisdiction where the conduct of its business requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.2    Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. The execution, delivery and performance by Parent and Purchaser of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Parent and Purchaser, and no other proceedings on the part of Parent or Purchaser are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes, and each Ancillary Agreement when executed and delivered by Parent, Purchaser and/or their applicable Affiliate party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable member of the Seller Group, will constitute, a valid, legal and binding agreement of Parent, Purchaser and/or its applicable Affiliates, enforceable against Parent, Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.
4.3    Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Parent, Purchaser or any of their Affiliates for the execution, delivery and performance by Parent, Purchaser and/or their Affiliates, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Parent, Purchaser and/or their Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) the Required Regulatory Approvals; or (b) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material

Adverse Effect. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery or performance of this Agreement or any Ancillary Agreement by Parent, Purchaser and/or their Affiliates, as applicable, nor the consummation by Parent, Purchaser and/or their Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of Parent’s or Purchaser’s Organizational Documents, (ii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Encumbrance, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract or material Permit to which Parent, Purchaser or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Parent, Purchaser or any of their Affiliates or any of their respective properties or assets, except, in the case of clauses (ii) or (iii), for breaches, violations, defaults, Encumbrances or other rights that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.4    Legal Proceedings. There is no Action existing, pending or, to the knowledge of Purchaser, threatened in writing against Parent or Purchaser except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Order has been imposed on Parent or Purchaser except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.5    Brokers. Purchaser or one of its Affiliates will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.
4.6    Financial Capability. Purchaser will have available on the Closing Date funds sufficient to pay the Purchase Price and all expenses and other amounts payable pursuant to this Agreement, and will be able to pay all such amounts and otherwise perform the obligations of Purchaser under this Agreement. In no event shall the receipt or availability of any funds or financing by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations hereunder.
4.7    Investment Decision. Purchaser is acquiring the Shares for investment and not with a view toward or for the resale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act, is able to bear the economic risk of holding the Shares for an indefinite period and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment in the Shares.

4.8    Independent Investigation. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Shares and is capable of such evaluation. Purchaser acknowledges and agrees that it has conducted its own independent review and analysis and, based thereon, has formed an independent judgment concerning the business, affairs, assets, liabilities, conditions, results of operations and prospects of the Company.
4.9    No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Purchaser or any other Person on behalf of Parent or Purchaser has made, and Parent and Purchaser each hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Parent, Purchaser, their respective Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided to Seller or any of its representatives by or on behalf of Parent or Purchaser, and any such representations or warranties are expressly disclaimed. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Seller nor any other Person on behalf of Seller has made or makes, and Parent and Purchaser have not relied upon, any representation or warranty, whether express or implied, with respect to Seller, its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, Purchaser or any of their representatives by or on behalf of Seller, and that any such representations or warranties are expressly disclaimed. Each of Parent and Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made or makes, and Parent and Purchaser have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, Purchaser or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller or its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Purchaser, their Affiliates or any of their respective representatives or any other Person, and that any such representations or warranties are expressly disclaimed.
ARTICLE V

ADDITIONAL AGREEMENTS
5.1    Conduct of Business.
(a)    Except (i) as expressly contemplated in this Agreement or required by applicable Law or Order, (ii) to the extent necessary to respond to operational emergencies, failures or outages (provided the Company provides notice to Purchaser as soon as practicable), or (iii) as otherwise described in Section 5.1(a) of the Seller Disclosure Letter, during the period from the date of this Agreement to the Closing, Seller will, and will cause the Company to, (x) operate the Business in the ordinary course of business consistent with past practice in all material respects, use commercially reasonable efforts to preserve intact the Business and preserve the goodwill and relationships with customers, suppliers and others having business dealings with the Business and (y) not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):
(A)    sell, lease (as lessor), transfer or otherwise dispose of any of the assets of the Business, other than (1) the use or sale of inventory, other than natural gas, in the ordinary course of business consistent with past practice and on an arm’s-length basis to a third party, (2) the disposal of obsolete assets in the ordinary course of business consistent with past practice and on an arm’s-length basis to a third party, (3) pursuant to Contracts with third parties in effect on the date of this Agreement and set forth on Section 5.1(a)(y)(A)(3) of the Seller Disclosure Letter or (4) the disposal of assets of the Business having an aggregate value of less than $400,000 on an arm’s-length basis to a third party in the ordinary course of business consistent with past practice;
(B)    enter into any Contract that would, if in effect on the date hereof, be a Business Material Contract or that would involve expenditures by the Company or payments to the Company in excess of $400,000 in the aggregate in any 12-month period that is not terminable by the Company upon less than 90 days’ notice without penalty, or terminate, assign, relinquish any material rights under, or amend any of the Business Material Contracts (other than (1) with respect to terminations, assignments and relinquishments, in the ordinary course of business consistent with past practice and (2)  Intercompany Arrangements pursuant to Section 5.9 to be terminated prior to the Closing, provided that, with respect to any amendment to a Business Material Contract (other than a Withheld Business Material Contract), Seller will provide such amendment to Purchaser as soon as reasonably practicable following the date such amendment is executed, or, with respect to any amendment to a Withheld Business Material Contract, Seller will notify Purchaser of such amendment and, to the extent such notification would not cause Seller or the Company to breach a confidentiality obligation, the subject thereof);
(C)    except as may be required by any Seller Benefit Plan as in effect on the date hereof or as expressly contemplated by Article VI, (1) increase the base pay or aggregate benefits provided to any Business Employee, except for increases in base pay and aggregate benefits in the ordinary course of business consistent with past practice, (2) adopt, enter into or amend any Company Benefit Plan, (3) accelerate the vesting or payment of benefits under any Company Benefit Plan, (4) change any actuarial or other assumption used to calculate funding obligations with respect to any Seller Benefit Plan that would increase Liabilities of Purchaser or its Affiliates, other than in the ordinary course of business consistent with past practice, or transfer Retiree Welfare Participant Assets out of the Seller Welfare Trust or reallocate the Retiree Welfare Participant Assets to individuals who are not Retiree Welfare Participants, (5) hire any new employees, other than in the ordinary course of business consistent with past practice, or (6) transfer the employment of any employee of Seller or of any of its Affiliates in a manner that would alter whether such employee is classified as a Business Employee; provided that between the date hereof and the Closing, Seller shall notify Parent as soon as reasonably practicable of any changes to the list of Business Employees, Pension Participants and Retiree Welfare Participants as a result of the hire or transfer of an employee to the Company in accordance with this Section 5.1(a)(y)(C) or the termination of an employee’s employment with the Company;
(D)    (1) amend or propose to amend the Company’s Organizational Documents, (2) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire any capital stock of the Company, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person with respect to the Company;
(E)    create, incur, assume or guarantee Indebtedness except for (1) any Indebtedness (or any guarantees in respect of any Indebtedness) that will be repaid, discharged or otherwise satisfied in full prior to the Closing or (2) customer deposits received in the ordinary course of business;
(F)    issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any equity or voting securities or interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s capital stock, including the Shares, or other equity or voting securities or interests rights of any kind or any debt securities which are convertible into or exchangeable for such capital stock;
(G)    make any change in financial accounting methods, principles or practices of the Business or, to the extent related to the Business, the Company, except (1) as required by any change in GAAP (or any interpretation thereof) or (2) any change required to be made under GAAP or applicable Law to the consolidated financial accounting methods, principles or practices of the Seller Group as a whole;
(H)    other than such actions as are otherwise required by applicable Tax Law or required under guidance issued by the IRS and/or the United States Department of Treasury subsequent to the date hereof with respect to provisions of the Tax Cuts and Jobs Act, (1) make, change or revoke any material Tax election, (2) change any Tax accounting period, (3) adopt or change any material method of Tax accounting, (4) settle or compromise any audit, Action or assessment in respect of a material amount of Taxes, (5) apply for any Tax ruling or (6) amend any Tax Return;
(I)    fail to make capital expenditures substantially consistent with meeting the capital expenditure plan of the Business set forth in Section 5.1(a)(y)(I) of the Seller Disclosure Letter;
(J)    dissolve, adopt a plan of complete or partial liquidation, or effect a restructuring or recapitalization, with respect to the Company;
(K)    institute or settle or compromise any material Action, or enter into any material Order, consent decree or settlement agreement with any Governmental Entity, in any way relating to the Company (except for Excluded Liabilities, provided that any Liabilities arising from such settlement or compromise are also Excluded Liabilities);
(L)    make any investment in or acquisition of any assets, properties or businesses for consideration in excess of $400,000 in the aggregate, other than the capital expenditures set forth on Section 5.1(a)(y)(I) of the Seller Disclosure Letter;

(M)    subject any material asset of the Business, or any material asset of the Company which the Company will own at the Closing, to any Encumbrance, other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing; or
(N)    agree or commit to do or take any action described in this Section 5.1(a).
(b)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Company’s) businesses or operations. Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.
5.2    Access to Information.
(a)    Seller shall, and shall cause the Company to, during ordinary business hours and upon reasonable notice (i) give Purchaser and its representatives reasonable access to the Business; and (ii) permit Purchaser and its representatives to make such reasonable inspections thereof as Purchaser may reasonably request; provided, however, that (A) any such inspection will be conducted in such a manner as not to materially interfere with the operations of the Business or any other Person; and (B) neither Seller nor the Company shall be required to take any action which would constitute or result in a waiver of the attorney-client privilege or violate any Contract or applicable Law. If any material is withheld pursuant to the preceding sentence, Seller shall, to the extent possible without violating legal restrictions or losing attorney-client privilege, inform Purchaser of such fact and provide a description of the general nature of what is being withheld, and the Parties shall use commercially reasonable efforts to obtain any consents necessary, restructure the form of access and/or make other arrangements, so as to permit the access requested. Purchaser shall indemnify and hold harmless Seller from and against any Losses incurred by Seller, its Affiliates or its or their representatives by any action of Purchaser or its Representatives while present on any premises to which Purchaser is granted access hereunder. Notwithstanding anything in this Section 5.2(a) to the contrary, (x) Purchaser will not have access to personnel records if such access could, in Seller’s good faith judgment, subject Seller to risk of liability or otherwise violate applicable Law, including the Health Insurance Portability and Accountability Act of 1996 and (y) any inspection relating to environmental matters by or on behalf of Purchaser will be strictly limited to visual inspections and site visits commonly included in the scope of “Phase 1” level environmental inspections, and Purchaser shall not have any right to perform or conduct any other investigation or inspection, including sampling or testing at, in, on, around or underneath any of the Real Property.
(b)    For a period of seven years after the Closing Date, each Party and its representatives will have reasonable access to all of the books and records relating to the Company (except for the books and records relating to the Elizabethtown Gas and Elkton Gas business divisions of the Company) in the possession of the other Party, and to the employees of the other Party, to the extent that such access may reasonably be required by such Party in connection with any Action. Such access will be afforded by the applicable Party upon receipt of reasonable advance notice and during normal business hours, and will be conducted in such a manner as not to interfere with the operation of the business of any Party or its respective

Affiliates. The Party exercising the right of access hereunder will be solely responsible for any costs or expenses incurred by either Party in connection therewith. Each Party shall retain such books and records for a period of seven years from the Closing Date.
5.3    Confidentiality.
(a)    For a period of two years following the Closing, each of Parent and Purchaser will, and will cause their respective Affiliates and Purchaser’s Representatives to, hold all of Seller’s Confidential Information in strict confidence and not disclose any of Seller’s Confidential Information to any Person other than its Affiliates and its Representatives; provided, however, that upon the Closing, the provisions of (x) this Section 5.3 and (y) the Confidentiality Agreement will, in each case, expire with respect to any information to the extent related to the Business or the Company (other than information related to the Company to the extent that such information relates solely to assets or Liabilities not held or owned, or businesses not operated, by the Company at the Closing) (“Business Confidential Information”).
(b)    Notwithstanding the foregoing Section 5.3(a), Parent or Purchaser may disclose Seller’s Confidential Information to the extent that such information (i) becomes publicly available after the Closing other than as a result of a disclosure, directly or indirectly, by Parent, Purchaser or their respective Representatives in violation of this Agreement, (ii) becomes available to Parent or Purchaser after the Closing on a non-confidential basis from a source that Parent or Purchaser, as applicable, reasonably believes is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) is developed by Parent or Purchaser independently after the Closing without use of any of Seller’s Confidential Information. In the event that Parent, Purchaser or their respective Representatives are requested pursuant to, or required by, applicable Law to disclose any of Seller’s Confidential Information, Parent, Purchaser or such Representative, as applicable, shall promptly notify Seller so that Seller may seek a protective order or other appropriate remedy, and Parent, Purchaser or such Representative, as applicable, will cooperate with Seller in such effort. In the absence of such protective order or other remedy, Parent, Purchaser or such Representative, as applicable, will furnish only that portion of Seller’s Confidential Information which it is advised by counsel is legally required (after consulting with Seller and its counsel as to such disclosure and the nature and wording of such disclosure) and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information.
(c)    If the transactions contemplated hereby are not consummated, at Seller’s request, Parent and Purchaser will promptly return to Seller or destroy all copies of any Confidential Information in accordance with the terms of, and as required by, the Confidentiality Agreement.
(d)    For a period of two years following the Closing, Seller will, and will cause its Affiliates and its Representatives to, hold (x) all of Purchaser’s Confidential Information and (y) all Business Confidential Information, in each case, in strict confidence and not disclose any of Purchaser’s Confidential Information or Business Confidential Information to any Person other than its Affiliates and Representatives; provided, however, that the terms “Confidential Information” and “Business Confidential Information” shall not include information that (i) becomes publicly available after the Closing other than as a result of a disclosure, directly or indirectly, by Seller or its Representatives in violation of this Agreement, (ii) becomes available to Seller after the Closing on a non-confidential basis from a source that Seller reasonably believes is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) is developed by Seller independently after the Closing and without use of Purchaser’s Confidential Information or Business Confidential Information. In the event that Seller or its Representatives are requested pursuant to, or required by, applicable Law to disclose any of Purchaser’s Confidential Information or any Business Confidential Information, Seller or its applicable Representative shall promptly notify Purchaser so that Purchaser may seek a protective order or other appropriate remedy, and Seller (or its applicable Representative) will cooperate with Purchaser in such effort. In the absence of such protective order or other remedy, Seller or its applicable Representative will furnish only that portion of Purchaser’s Confidential Information and/or Business Confidential Information which it is advised by counsel is legally required (after consulting with Purchaser and its counsel as to such disclosure and the nature and wording of such disclosure) and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information and/or Business Confidential Information.
5.4    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller, Parent and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and to cause the Sale and other transactions contemplated hereby to occur.
5.5    Required Actions.
(a)    Seller and Purchaser will, and will cause their respective Affiliates to, cooperate with each other and use reasonable best efforts to (i) negotiate, prepare and file as promptly as practicable all necessary applications, notices, petitions, and filings, and execute all agreements and documents, to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Required Regulatory Approvals) and (ii) obtain the consents, approvals, and authorizations of all Governmental Entities to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Required Regulatory Approvals). Each Party will, and will cause its Affiliates to, consult and cooperate with the other Party as to the appropriate time of all such filings and notifications, furnish to the other Party such necessary information and reasonable assistance in connection with the preparation of such filings, and respond promptly to any requests for additional information made in connection therewith by any Governmental Entity. To the extent permitted under applicable Law, each of Seller and Purchaser will have the right to review in advance all characterizations of the information relating to it or to the transactions contemplated by this Agreement which appear in any filing made by the other Party or any of its Affiliates in connection with the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser will make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as promptly as practicable and in any event by June 4, 2018.
(b)    Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller shall cause the Company to coordinate, the preparation and making of any applications and filings (including the content, terms and conditions of such applications and filings) with any Governmental Entity, the resolution of any investigation or other inquiry of any Governmental Entity, the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity (including the Required Regulatory Approvals), and the making or discussing of any and all proposals relating to any regulatory commitments of Purchaser, Seller, their respective Affiliates or business, or with any Governmental Entity, its staff, intervenors or customers, in each case, in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller will cause the Company to coordinate, with respect to the scheduling and conduct of all meetings with Governmental Entities in connection with the transactions contemplated by this Agreement (including the Required Regulatory Approvals); provided, however, to the fullest extent practicable and permitted by Law, in connection with any communications, meetings or other contacts, oral or written, with any Governmental Entity in connection with the transactions contemplated hereby, each of Seller and Purchaser shall (and will cause its Affiliates to): (i) inform the other Party in advance of any such communication, meeting, or other contact which such Party or any of its Affiliates proposes or intends to make, including the subject matter, contents, intended agenda and other aspects of any of the foregoing; (ii) consult and cooperate with the other Party, and to take into account the comments of the other Party in connection with any of the matters covered by Section 5.5(a); (iii) permit representatives of the other Party to participate to the maximum extent possible in any such communications, meetings, or other contacts; (iv) notify the other Party of any oral communications with any Governmental Entity relating to any of the foregoing; and (v) provide the other Party with copies of all written communications with any Governmental Entity relating to any of the foregoing. Nothing in this Section 5.5(b) will apply to or restrict communications or other actions by a Party with or with respect to any Governmental Entity in connection with its business in the ordinary course of business.
(c)    Without limiting the foregoing, Purchaser and Seller shall not, and shall cause their respective Affiliates not to, take any action, including (i) acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase, or otherwise) from any Person (other than, in the case of Purchaser, from Seller or its Affiliates), (ii) making any filing or (iii) any other action, that, in each case, could reasonably be expected to adversely affect obtaining or making, or the timing of obtaining or making, any consent or approval contemplated by this Section 5.5. In furtherance of and without limiting any of Purchaser’s or Seller’s covenants and agreements under this Section 5.5, each of Purchaser and Seller shall, and shall cause their respective Affiliates to use reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Regulatory Approvals, including avoiding or eliminating any Purchaser Burdensome Condition, so as to enable the Closing to occur as promptly as practicable, including

(A) agreeing to conditions imposed by, or taking any action required by, any Governmental Entity, (B) defending through litigation on the merits, including appeals, any Action asserted by any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing, (C)  avoiding or eliminating any Purchaser Burdensome Condition, and proposing alternative conditions upon which the Required Regulatory Approvals would be provided, (D) in the case of Purchaser, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or business of Purchaser or its Affiliates or of the Company, including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition, and (E) agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Regulatory Approvals as soon as reasonably practicable and in any event before the Outside Date, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing. Notwithstanding anything in this Agreement to the contrary, the entry into any settlement with any Governmental Entity or intervenor , or the filing with any Governmental Entity or the publication of any document containing any commitments regarding a Required Regulatory Approval of any Party or their Affiliates must be approved by Purchaser and, to the extent involving a concession or commitment made by Seller or any of its Affiliates (excluding the Company), Seller.
(d)    Notwithstanding the foregoing or anything else in this Agreement to the contrary, neither Purchaser nor any of its Affiliates shall be required to, and neither Seller nor the Company nor any of their respective Affiliates shall, in connection with obtaining the Required Regulatory Approvals or setting such filings for hearing, settlement or other investigation, consent to or take any action in each case, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Purchaser and its Affiliates (including the Company) taken as a whole, after giving effect to the Sale; provided, that Purchaser and its Affiliates (including the Company) shall be deemed to be the same size as the Business for purposes of this Section 5.5(d) (any such action or requirement, a “Purchaser Burdensome Condition”). For the avoidance of doubt, none of the exclusions set forth in the definition of “Business Material Adverse Effect” shall be deemed to apply to any reference to “material adverse effect” in this Section 5.5(d).
(e)    Notwithstanding the foregoing or anything else in this Agreement to the contrary, (i) neither Seller nor Purchaser shall be required to, and neither Seller nor Purchaser shall, in connection with obtaining the Required Regulatory Approvals, consent to the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing and (ii) Seller shall not be required to, and Purchaser shall not, in connection with obtaining the Required Regulatory Approvals, consent to the imposition of any terms, conditions or limitations on or with respect to Seller, any of its Affiliates or any of their respective businesses, other than terms, conditions or limitations on or with respect to the Company (excluding the Elizabethtown Gas and Elkton Gas operating divisions of the Company) or the Business.
5.6    Consents. Seller shall, and shall cause the Company to, reasonably cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under Business Material Contracts or Permits at or prior to the Closing. Notwithstanding anything to the contrary contained herein, neither Seller nor Purchaser, nor any of their respective Affiliates, shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties contemplated by this Section 5.6, and the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been fulfilled (but the accuracy of Section 3.4 will be taken into account).
5.7    Public Announcements. Purchaser and Seller shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other written public statements with respect to the Sale, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such party reasonably concludes (after consultation with outside counsel) to be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. For the avoidance of doubt, nothing contained in this Agreement shall limit a Party’s (or its respective Affiliates’) rights to disclose the existence of this Agreement and the general nature of the transaction described herein on any earnings call or in similar discussions with financial media or analysts, stockholders and other members of the investment community, provided that such disclosures are consistent in all material respects with disclosures previously made pursuant to this Section 5.7.
5.8    Intercompany Accounts. At or prior to the Closing, all intercompany accounts (including Intercompany Debt) between Seller and/or any of its Affiliates, on the one hand, and the Company, on the other hand, shall be repaid, settled or cancelled.
5.9    Settlement of Intercompany Arrangements. Except as set forth on Section 5.9 of the Seller Disclosure Letter, at or prior to Closing, all Contracts between the Company, on the one hand, and Seller and its Affiliates, on the other hand (collectively, the “Intercompany Arrangements”) shall be settled or terminated, without any party having any continuing obligations or liability to the other. No such Intercompany Arrangement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing and Purchaser and its Affiliates (including, for the avoidance of doubt, after the Closing, the Company) shall be released from all Liabilities thereunder.
5.10    Guarantees. Purchaser shall use its commercially reasonable efforts to cause itself, one of its Affiliates or the Company to be substituted in all respects for Seller and any of its Affiliates, and for Seller and its Affiliates to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause Seller and its Affiliates to be released in respect of), all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business that are set forth on Section 5.10 of the Seller Disclosure Letter (collectively, the “Substituted Guarantees”). For any of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of Seller and any of its respective Affiliates related to the Business for which Purchaser or one of its Affiliates (including the Company), as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing without causing an adverse effect on the Company or the Business (with Seller and its Affiliates to be released in respect thereof), (a) Seller shall, or shall cause its applicable Affiliates to, keep in place such Substituted Guarantees (“Continuing Guarantees”), (b) Purchaser shall continue to use its commercially reasonable efforts and shall cause the Company to use its commercially reasonable efforts to effect such substitution or termination and release with respect to the Continuing Guarantees as promptly as practical after the Closing, and (c) Purchaser or Parent shall reimburse Seller for all amounts paid or incurred by Seller or its Affiliates to the extent any guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations are called upon and Seller or any of its Affiliates make any payment or are obligated to reimburse the issuing thereof. In addition, commencing on the date that is six months after the Closing Date, on the last Business Day of each three-month period following the Closing Date until such time as no Continuing Guarantees remain outstanding, Purchaser shall pay Seller or its designee a fee in respect of each Continuing Guarantee equal to the amount of fees Seller or such applicable Affiliate would have incurred if it posted a letter of credit in respect of the amounts covered by such Continuing Guarantee for such three month period (or, with respect to any Continuing Guarantee outstanding for a portion, but not all, of such three month period, for such portion of such three month period). Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Continuing Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or one of its Affiliates (including the Company) is substituted in all respects for Seller and any of its Affiliates under such Continuing Guarantee. For the purposes of this Section 5.10, “commercially reasonable efforts” will be limited to offering to provide to the applicable beneficiary of a Substituted Guarantee, and providing such beneficiary, such replacement guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations as are substantially similar in form and substance to the Substituted Guarantees.
5.11    Usage of Certain Marks. As soon as reasonably practicable, and in any event within 150 days following Closing, Purchaser shall, and shall cause the Company and the Business to, cease using Seller Marks, including removing Seller Marks from any properties or assets relating to the Company and the Business. Except for the limited transitional use of Seller Marks as immediately set forth above, Purchaser shall not, and shall cause the Company and the Business not to, use Seller Marks belonging to Seller or any Affiliate thereof immediately following the Closing, and Purchaser acknowledges that it and its Affiliates have no rights whatsoever to use Seller Marks or related Intellectual Property of Seller and its Affiliates. In addition, as soon as reasonably practicable, and in any event within 150 days following the Closing, Seller shall, and shall cause its Affiliates to, cease using Business Marks, including removing Business Marks from any properties or assets relating to Seller and its Affiliates, and Seller shall not, and shall cause its Affiliates not to, use Business Marks or any logos, trademarks or trade names belonging to the Company or any Affiliate thereof immediately following the Closing, and Seller acknowledges that it and its Affiliates have no rights whatsoever to use Business Marks or such logos, trademarks or trade names or related Intellectual Property of the

Company and its Affiliates. Notwithstanding Purchaser’s right to use Seller Marks and Seller’s right to use Business Marks for the time periods set forth above, each Party agrees that (a) neither Purchaser nor any of its Affiliates shall be deemed an agent, representative or joint venture partner of Seller; (b) neither Seller nor any of its Affiliates shall be deemed an agent representative or joint venture partner of Purchaser, (c) Seller and its Affiliates shall retain sole and exclusive ownership of Seller Marks, and all goodwill and rights related thereto, (d) Purchaser and its Affiliates shall retain sole and exclusive ownership of Business Marks and all goodwill and rights related thereto, (e) Purchaser and its Affiliates shall not knowingly take any action in respect of Seller Marks that would adversely affect Seller or its Affiliates, or the interest of Seller or its Affiliates in the Seller Marks and (f) Seller and its Affiliates shall not knowingly take any action in respect of Business Marks that would adversely affect the Purchaser or its Affiliates, or the interest of Purchaser or its Affiliates in the Business Marks.
5.12    Alternative Transactions. From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, Seller shall not, directly or indirectly, solicit, negotiate with, provide any nonpublic information regarding the Business, or save to the extent such information relates to a business of the Company other than the Business, the Company to, enter into any Contract with, or in any manner encourage, any proposal of, any Person (other than Purchaser and its Affiliates) relating to a potential acquisition of all or a material portion of the equity interests of the Company or assets of the Business, whether by merger, sale of stock, sale of assets or otherwise (collectively, “Acquisition Proposals”). Notwithstanding the foregoing, nothing in this Section 5.12 is intended to restrict or limit Seller or any of Seller’s Affiliates from entering into, engaging in or consummating any transaction not involving the Company or assets of the Company that do not relate to the Business or its assets. Seller shall immediately cease all communications with any such Person that may be ongoing with respect to an Acquisition Proposal as of the date hereof and request that each such Person promptly return or destroy all confidential information furnished to such Person by or on behalf of Seller in connection with any such Acquisition Proposal.
5.13    Release.
(a)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.13(c)) or in any of the Ancillary Agreements, Seller, on behalf of itself and each of its Affiliates and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser, Parent and each of their respective Affiliates (including the Company following the Closing), and each of their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to the Company or its business (including the Business) prior to the Closing Date. Seller shall not make, and Seller shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Purchaser’s or its Affiliates’ or any of their Releasees with respect to any Liabilities (or other matters) released pursuant to this Section 5.13.

(b)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.13(c)), the Electric SPA, the Plants EIPA or in any of the Ancillary Agreements, Parent and Purchaser, on behalf of themselves and each of their respective Affiliates (including the Company following the Closing) and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Seller and each of its respective Affiliates, and each of their respective Releasees, of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or in connection with any breach by Seller or any director or officer of the Company of any fiduciary duty in their capacity as an equityholder, director or officer of the Company prior to the Closing Date. Neither Parent nor Purchaser shall make, and neither Parent nor Purchaser shall permit any of their respective Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Seller or its Affiliates or any of their Releasees with respect to any Liabilities (or other matters) released pursuant to this Section 5.13(b).
(c)    Notwithstanding the foregoing, Section 5.13(a) and Section 5.13(b) shall not constitute a release from, waiver of, or otherwise apply to the terms of (i) this Agreement, the Electric SPA, the Plants EIPA or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement, the Electric SPA, the Plants EIPA or any Ancillary Agreement to be in effect after the Closing, or any enforcement thereof or (ii) any other Contract, arrangement or other matter arising between Parent, Purchaser and their respective Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, in the ordinary course of their respective businesses.
5.14    Litigation Support. If and for so long as Seller, Parent, Purchaser or any of their respective Affiliates are prosecuting, contesting or defending any claims relating to the Excluded Liabilities or any Action by a third party in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from this Agreement or the Company, Parent, Purchaser or Seller, as the case may be, shall, and shall cause its Affiliates, including the Company, if applicable (and its and their officers and employees) to, cooperate with the other Party and its Affiliates and their respective counsel (at the expense of the requesting Party) in such prosecution, contest or defense, including making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.
5.15    Withheld Business Material Contracts. As soon as possible after the date hereof, the Parties shall mutually request, and shall use their respective reasonable best efforts to obtain as promptly as practicable, from all applicable Persons, all consents or approvals necessary to lift the restriction which caused such Contract to be a Withheld Business Material Contract on the date hereof. Upon obtaining such consent or approval, Seller shall deliver to Purchaser a true, complete, accurate and unredacted copy of such Withheld Business Material Contract. Seller shall keep Purchaser reasonably informed of Seller’s efforts and progress in obtaining the applicable consent or authorization to provide Purchaser with unredacted copies of the Withheld

Business Material Contracts, cooperate in good faith in connection with all of Purchaser’s reasonable requests for information related to such process and shall consider in good faith any comments or suggestions provided by Purchaser.
5.16    Assignment of Excluded Liabilities.
(a)    Except as set forth on Section 5.16(a) of the Seller Disclosure Letter, Seller will use its reasonable best efforts to cause, prior to the Closing, (i) the Company to assign the Excluded Liabilities to an Affiliate of Seller (other than the Company), (ii) such Affiliate of Seller to assume the Excluded Liabilities and to pay, perform and discharge such Excluded Liabilities as they become due, and (iii) the Company to receive a release from the Excluded Liabilities to the extent applicable. For purposes of this Section 5.16(a), the “reasonable best efforts” of Seller shall include (A) proposing to any Person whose consent or cooperation is required in connection with the obligations of Seller pursuant to this Section 5.16(a) that Seller Parent assume or guarantee the obligations of the Company with respect to any Excluded Liability, (B) if accepted or requested by any such Person, causing Seller Parent to so assume or guarantee such obligations, and (C) in the case of any Excluded Liabilities that may be assigned or transferred without the consent or other cooperation of any Person not solely within the control of Seller, effecting such transfer prior to the Closing. Seller will, and will cause the Company to, (x) to the extent permitted by applicable confidentiality requirements, provide to Purchaser a copy of any Contract or other instrument entered into to give effect to the obligations of Seller pursuant to this Section 5.16(a) and (y) keep Purchaser reasonably informed with respect to Seller’s efforts in respect of its obligations under this Section 5.16(a).
(b)    If the Company is unable to assign the Excluded Liabilities set forth on Section 5.16(b) of the Seller Disclosure Letter to an Affiliate of Seller (other than the Company) prior to the Closing, the Parties will, without prejudice to Seller and Seller Parent’s obligations pursuant to Section 10.2(a)(iv) enter into a common interest and cooperation agreement in respect of such Excluded Liabilities substantially in the form of Exhibit B hereto (the “Common Interest and Cooperation Agreement”).
5.17    Elizabethtown Closing and Elkton Closing. Seller shall, and shall cause the Company to, (a) use its reasonable best efforts to cause the Elizabethtown and the Elkton Closing to occur as promptly as reasonably practicable, subject to the terms of the Elizabethtown APA and the Elkton APA, (b) keep Purchaser reasonably updated regarding the progress of the parties to the Elizabethtown APA and the Elkton APA with respect to the timing of the Elizabethtown Closing and the Elkton Closing and (c) not amend or otherwise alter the Elizabethtown APA or the Elkton APA in any manner that would reasonably be expected to be adverse to Purchaser and its Affiliates following the consummation of the transactions contemplated by this Agreement, such determination to be made taking into account the obligations of Seller Parent and Seller pursuant to Section 10.2(a)(iv). If either the Elizabethtown APA or the Elkton APA has been terminated, the Parties shall use commercially reasonable efforts for a period of 21 days following any such termination to restructure the transactions contemplated by this Agreement so as to consummate such transactions (including the Sale) in a manner satisfactory to each of the Parties.

5.18    Migration Plan. Purchaser and Seller shall commence discussions in good faith, by June 4, 2018, to establish a migration plan with respect to the services contemplated by the Transition Services Agreement. At or prior to the Closing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver, and cause the effectiveness of, the Transition Services Agreement.
5.19    Treatment of Certain Indebtedness. Seller shall, and shall cause its applicable Subsidiaries to, deliver all notices and take other actions required to facilitate (a) the termination of commitments in respect of the Indebtedness listed on Section 3.5(c) of the Seller Disclosure Letter at or prior to the Closing Date, (b) repayment in full of all obligations in respect of such Indebtedness at or prior to the Closing Date and (c) release of any Encumbrances and guarantees in connection therewith at or prior to the Closing Date.
5.20    LNG Plant Contracts. Between the date of this Agreement and the Closing Date (inclusive), Seller shall, (a) subject to applicable Law, consult with Purchaser regarding the ongoing development of the LNG Facility and (b) cause the Company not to enter into any LNG Plant Contract with expenditures of more than $400,000 individually, or $10,000,000 in the aggregate, or amend any existing LNG Plant Contract, without the prior written consent of Purchaser.
ARTICLE VI

EMPLOYEE MATTERS COVENANTS
6.1    Compensation and Employee Benefits.
(a)    Compensation and Benefits Comparability. Prior to the Closing Date, Seller and its Affiliates shall take such actions as are necessary to ensure that, as of the Closing Date, no individual who is not a Business Employee is employed by the Company. For a period commencing on the Closing Date and expiring at the end of the first full calendar year following the year in which the Closing Date occurs (the “Continuation Period”), Parent will provide to each Business Employee, for so long as such Business Employee remains employed during the Continuation Period (i) base pay and annual incentive compensation opportunity that are not less than such Business Employee’s base pay and annual incentive compensation opportunity immediately prior to the Closing and (ii) employee benefits that are no less favorable in the aggregate than the employee benefits (including equity-based compensation, severance benefits, the non-qualified deferred compensation benefits identified in Section 6.3(d), and other employee benefits specifically required pursuant to this Article VI) provided to such Business Employee immediately prior to the Closing, it being understood that the provisions of this sentence shall cease to apply with respect to a Business Employee upon termination of such Business Employee’s employment with Parent and its Affiliates, and that Parent need not replicate specific items of compensation and employee benefits and may satisfy its obligations through a different combination of compensation and employee benefits than are provided prior to the Closing Date. If any Business Employee’s employment is terminated without cause during the Continuation Period, subject to such Business Employee’s execution and non-revocation of a release of claims, Parent will provide such Business Employee with severance benefits pursuant to the terms of Parent’s applicable severance plan or policy (which shall provide benefits at least as favorable as those available to the Business Employee pursuant to the Southern Company Gas Severance Plan or the Southern Company Gas Officer Severance Plan, as applicable); provided, however, that the calculation of any such severance benefits shall take into account such Business Employee’s service with the Seller or an Affiliate of the Seller. Following the Closing Date, Seller shall have no liability with respect to severance benefits for Business Employees arising out of Parent’s failure to comply with its obligations under this Section 6.1(a), and Parent shall be obligated to pay the benefit for and indemnify and hold harmless Seller and its Affiliates from any claim by or on behalf of any Business Employee for any severance benefits that are payable due to Parent’s failure to comply with its obligations under this Section 6.1(a). The form and terms of any particular benefit plan offered by Parent (a “New Plan”) shall be as determined by Parent, subject to the foregoing and the other provisions of this Article VI. Notwithstanding the foregoing, this Section 6.1(a) shall not apply to any Business Employee covered by a Labor Agreement, the terms and conditions of whose employment shall be as set out in the applicable Labor Agreement (as it may be amended from time to time) and applicable Law.
(b)    Service Credit. Parent will recognize the service and seniority of each of the Business Employees recognized by Seller for all benefits purposes, including eligibility for, vesting and accrual of, and determination of the levels of such benefits. However, service will not be recognized (i) to the extent it would result in duplication of benefits for the same period of service, (ii) except as expressly provided in Section 6.3(b), under defined benefit pension plans or (iii) for purposes of grandfathered benefits.
(c)    Welfare Plans. Parent will use reasonable best efforts to waive or cause the waiver of any limitation on benefits relating to pre-existing conditions, actively-at-work exclusions, evidence of insurability and waiting periods for the Business Employees under a New Plan providing medical, life or disability benefits, to the extent that such limitations are waived or otherwise inapplicable to a Business Employee under any comparable plan of Seller as of the Closing Date. All healthcare expenses incurred by Business Employees or any eligible dependent thereof, including any alternate recipient pursuant to qualified medical child support orders, in the portion of the calendar year preceding the Closing Date that were qualified to be taken into account for purposes of satisfying any deductible or out-of-pocket limit under any Seller health care plans will be taken into account for purposes of satisfying any deductible or out-of-pocket limit under the healthcare plan of Parent for such calendar year. Seller will use reasonable best efforts to provide such information to Parent. Seller will be responsible for making available COBRA Continuation Coverage to any current and former employees of Seller, including Business Employees, or to any qualified beneficiaries of such employees, who become entitled to COBRA Continuation Coverage as a result of loss of group health plan coverage under a Seller Benefit Plan. Parent will be responsible for making available COBRA Continuation Coverage to any Business Employees (and their qualified beneficiaries) who become entitled to such COBRA Continuation Coverage on or after the Closing as a result of their loss of group health plan coverage under any New Plan.
(d)    Vacation. From and after the Closing, Parent shall, and shall cause its Affiliates to, assume and honor all accrued but unused vacation and other paid time-off of the Business Employees; provided, however, if Seller or any of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any

Business Employee, Parent shall make or reimburse and hold harmless the Seller Group for such payment. For the calendar year in which the Closing Date occurs, Parent shall, or shall cause its Affiliates to, assume and honor all supplemental paid vacation time purchased by Business Employees pursuant to the Seller vacation purchase option, subject to Seller’s provision of sufficient information for Parent and its Affiliates to provide such benefits.
6.2    Benefit Plan Assets and Liabilities Generally.
(a)    Seller Benefit Plans. From and after the Closing, the Business Employees shall cease to be active participants in the Seller Benefit Plans that are not Company Benefit Plans. Except as otherwise expressly set forth in this Article VI, the Seller Group shall assume or retain, and indemnify and hold harmless Purchaser and its Affiliates (including the Company) in respect of, all assets and Liabilities related to Seller Benefit Plans that are not Company Benefit Plans.
(b)    Company Benefit Plans. Except as specifically set forth herein, the Company shall assume or retain all assets and Liabilities related to all Company Benefit Plans. Prior to Closing, Seller shall cause any assets and Liabilities that do not relate to Business Employees to be transferred to Seller Benefit Plans that are not Company Benefit Plans.
(c)    Flexible Spending Accounts. As of the Closing Date, with respect to each Business Employee participating immediately prior to Closing in any Company Benefit Plan that is a health flexible spending account or dependent care flexible spending account plan (the “Seller FSA Plans”), Seller will, or will cause the Company to, transfer from the Seller FSA Plans to the applicable health flexible spending account or dependent care flexible spending account plan designated by Parent (the “Parent FSA Plan”) the account balances (positive or negative) of such Business Employees. Each Business Employee will be permitted to continue to have payroll deduction made as most recently elected by him or her under the applicable Seller FSA Plan. As soon as reasonably practicable following the Closing Date, but not later than ten days after the Closing Date, Seller will provide Parent with a reconciliation of the underspent and overspent flexible spending accounts of Business Employees in the Seller FSA Plans. Amounts forfeited by Business Employees in the Parent FSA Plan at the end of the plan year during which the Closing occurs will be assets of Parent.
(d)    Wellness Program Benefits. Seller and Parent shall cooperate in good faith to ensure that following the Closing Date, Parent shall provide each Business Employee who has earned wellness rewards prior to Closing, including wellness rewards in the form of a balance in a health reimbursement arrangement that is a Seller Benefit Plan, but has been unable to use such amounts to pay for qualifying medical expenses under the Seller Benefit Plans due to the occurrence of the Closing Date subsequent to satisfaction of the wellness requirements, with a wellness reward employee benefit (which may, but need not, take the form of a health reimbursement arrangement) that provides a substantially comparable value to the applicable earned but unused amount.
(e)    Incentive Program. Within 30 days following the Closing Date, Parent or one of its Affiliates shall pay to each Business Employee who is a participant in an annual cash performance pay program of the Company, Seller, or an Affiliate of Seller (a “PPP”) the amount of compensation accrued, but not paid, through the Closing Date, with respect to such Business Employee under the PPP. The aggregate liability of the Company, Seller and its Affiliates for awards under the PPP with respect to the Business Employees under the PPP accrued as of the Closing will be included as a current liability (at a level no lower than target performance) for purposes of Working Capital.
6.3    Retirement Plans.
(a)    Seller shall fully vest all Business Employees in their account balances under the retirement savings plan in which such Business Employees participate (the “Seller’s 401(k) Plan”), effective as of the Closing. Effective as of the Closing, Parent shall maintain or designate, or cause to be maintained or designated, a defined contribution plan and related trust intended to be qualified under Sections 401(a), 401(k) and 501(a) of the Code (the “Parent’s 401(k) Plan”). Effective as of the Closing, the Business Employees shall cease participation in Seller’s 401(k) Plan. The Business Employees shall be eligible to participate and shall commence participation in Parent’s 401(k) Plan in accordance with the terms of Parent’s 401(k) Plan. Seller and Parent shall cooperate to permit each Business Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to Parent’s 401(k) Plan in cash in an amount equal to the full account balance distributed to such Business Employee from Seller’s 401(k) Plan. Parent will use reasonable best efforts to permit such rollover contributions in the form of notes representing an employee loan under Seller’s 401(k) Plan and Parent shall take (or cause to be taken) any and all reasonable action as may be required to provide that Business Employees may continue to service any such loans through payroll deductions after the Closing.
(b)    With regard to The Southern Company Pension Plan or the successor plan thereto (the “Seller Pension Plan”), each Pension Participant shall cease to be a participant under such plan effective as of the Closing. Seller shall fully vest all Business Employees participating in the Seller Pension Plan effective as of the Closing. Effective as of the Closing, Parent shall have in effect a defined benefit pension plan intended to be tax-qualified (the “Parent Pension Plan” which may, for the avoidance of doubt, be a preexisting plan of Parent) in which the Pension Participants shall be eligible to participate. As soon as practicable (but, subject to the final sentence of this Section 6.3(b), in no event more than 35 days) after the Closing (the “Pension Transfer Deadline”), Seller shall cause the calculation and transfer to the Parent Pension Plan of assets equal to (i) the amount required to be transferred pursuant to Section 414(l) of the Code and such other applicable Law, as determined using the actuarial assumptions and methodology consistent with those used by Seller in its measurement of the accumulated benefit obligation of the Seller Pension Plan under Accounting Standards Codification Section 715 (the “ABO”) with respect to the Pension Participants as of the Closing (which actuarial assumptions and methodology are set forth in the Seller Pension Materials), subject to any changes made to such actuarial assumptions and methodology in the ordinary course of business consistent with past practice that are acceptable to the actuaries of Seller and Parent or, if applicable, the Chief Actuary under the procedures contemplated by Section 6.3(e), and subject to any requirements under such Section of the Code and ERISA (the “Section 414(l) Amount”); plus (ii) for the period between the Closing and the date such assets are transferred (the “Pension Transfer Date”), an interest increment on the unpaid Section 414(l) Amount at the rate equal to the yield on the three-month U.S. Treasury Bill rate as of the Closing (such rate of interest, the “Interest Rate”);

less (iii) any benefit payments that are made from the Seller Pension Plan to each Pension Participant for the period between the Closing and the Pension Transfer Date; less (iv) any costs or expenses incurred by Seller in respect of Pension Participant benefits of the Seller Pension Plan for the period between the Closing and the Pension Transfer Date (the sum of (i) through (iv), the “Pension Transfer Amount”). The transfer of the amount from the Seller Pension Plan to the Parent Pension Plan shall be made in cash. The Parent Pension Plan shall recognize and credit all service (including for purposes of benefit accrual) of the Pension Participants credited under the Seller Pension Plan with respect to the accrued benefits transferred. Following such transfer from the Seller Pension Plan to the Parent Pension Plan, the Seller Pension Plan shall have no liability to or with respect to any Pension Participant with respect to their accrued benefits under the Seller Pension Plan, and Parent shall indemnify and hold harmless Seller and its Affiliates from all liabilities, costs and expenses that may result to Seller or such Affiliates or the Seller Pension Plan from any claim by or on behalf of any Pension Participant for any benefit payable under the Seller Pension Plan. To the extent that the amount of assets transferred to the Parent Pension Plan pursuant to this Section 6.3(b) is less than the ABO (such as because of the operation of Section 414(l) of the Code), Seller shall pay Parent the difference in cash (plus interest at the Interest Rate for the period from the Closing Date through the date of such payment) no later than the Pension Transfer Deadline (or, if later, the date of final transfer pursuant to the final sentence of this Section 6.3(b)). Notwithstanding the foregoing, if the asset transfer contemplated by this Section 6.3(b) is not made by the Pension Transfer Deadline, then no later than the Pension Transfer Deadline, Seller shall transfer to the Parent Pension Plan an amount in cash equal to 90% of Seller’s actuaries’ reasonable estimate of the Pension Transfer Amount, and Seller shall transfer the remaining amount in cash contemplated to be transferred by this Section 6.3(b) (for the avoidance of doubt, including interest at the Interest Rate for the period from the Closing Date through the date of such transfer) within 90 days following the Closing Date (or such later time as contemplated by Section 6.3(e)).
(c)    Parent shall provide each former employee who was employed by the Company as of his or her last day of employment, whose primary work functions as of his or her last day of employment were in support of the Business and retired prior to the Closing, and is included on a list provided by Seller to Parent prior to the date hereof, as such list is updated through Closing pursuant to Section 5.1(a)(y)(C) (a “Retiree Welfare Participant”), with benefits that are equivalent to those benefits that would have been available to such Retiree Welfare Participant had he or she remained covered under the Health and Welfare Plan for Retirees and Inactive Employees of Southern Company Gas, as in effect on the date hereof, for the period beginning immediately following the Closing and ending on the fifth anniversary thereof (such period, the “Protection Period”). Notwithstanding the foregoing, Parent may change the benefits provided to Retiree Welfare Participants during the Protection Period, as long as the replacement benefits for each Retiree Welfare Participant has an actuarial value that is no less than the actuarial value of the Seller Retiree Welfare Benefits for such Retiree Welfare Participant and there is no reduction in the employer contribution to such benefits. For the avoidance of doubt, Retiree Welfare Participants who are grandfathered or capped immediately prior to Closing, will continue to be considered grandfathered or capped, as applicable, during the Protection Period, regardless of how such categories may be defined with respect to similarly situated retirees of Parent and its Affiliates. After the expiration of the Protection Period, Parent may continue to provide retiree health and welfare benefits to Retiree Welfare Participants provided that Parent must treat Retiree Welfare Participants consistent with the manner in which it treats similarly situated (in terms of age and tenure of service (after giving effect to crediting of service for service with the Company before the Closing)) retirees of Parent and its Affiliates (“Parent Retirees”). As soon as practicable following the Closing, the Retiree Welfare Participant Assets as of Closing (plus interest at the Interest Rate for the period from the Closing Date through the date of such transfer) shall be transferred to a voluntary employees beneficiary association plan maintained by Parent. The Retiree Welfare Participant Assets shall be transferred in cash. For the Protection Period, Parent shall, or shall cause an Affiliate to, allow otherwise eligible Retiree Welfare Participants to enroll in the retiree medical benefits contemplated under this Section 6.3(c).
(d)    With regard to the AGL Resources Inc. Nonqualified Savings Plan (the “Seller NSP”), The Southern Company Supplemental Executive Retirement Plan (the “Seller SERP”), The Southern Company Supplemental Benefit Plan (the “Seller SBP”) and Southern Company Deferred Compensation Plan (the “Seller DCP”), Seller shall fully vest all Business Employees and Pension Participants participating in the Seller NSP, the Seller SERP, the Seller SBP and the Seller DCP (collectively, the “Nonqualified Benefits Participants”), and, as soon as practicable following the date hereof, Seller shall fund the Southern Company Deferred Compensation Trust (the “Seller DC Trust”) with respect to the Business Employees and Pension Participants (subject to the provisions of Section 6.3(e)). Effective as of the Closing, each Nonqualified Benefits Participant shall cease to be a participant under the Seller NSP, the Seller SERP, the Seller SBP and the Seller DCP, and Parent shall provide each Nonqualified Benefits Participant with the benefits that are accrued as of the Closing in respect of service prior to the Closing on the payment terms that apply as of the date hereof to such Nonqualified Benefits Participant under the Seller NSP, the Seller SERP, the Seller SBP and the Seller DCP (such benefits provided by Parent, the “Parent NSP”, the “Parent SERP”, the “Parent SBP” and the “Parent DCP”). Effective as of the Closing, Parent shall establish a trust (the “Parent DC Trust”) substantially similar to the Seller DC Trust to hold assets to pay benefits to Nonqualified Benefits Participants under the Parent NSP, the Parent SERP, the Parent SBP and the Parent DCP. As soon as practicable following the Closing, the assets and the liabilities associated with the Nonqualified Benefits Participants in the Seller DC Trust (plus interest at the Interest Rate for the period from the Closing Date through the date of such transfer) shall be transferred to the Parent DC Trust. The Seller DC Trust assets shall be transferred in cash.
(e)    Seller shall cause its actuaries to provide Parent a report of the actuaries’ determinations under Sections 6.3(b), 6.3(c) and 6.3(d) within 90 days of the Closing Date and any back-up information reasonably required by Parent to confirm the accuracy of such determinations. If Parent disputes the accuracy of any calculation, Parent and Seller shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a 45-day period following identification of such dispute, the calculations shall be verified by the Chief Actuary, Retirement, of Aon Hewitt (the “Chief Actuary”). The decision of the Chief Actuary shall be final, binding and conclusive on Seller and Parent. Seller and Parent shall share equally the costs of the Chief Actuary incurred in connection with its determination pursuant to this Section 6.3(e). Any amounts that the Chief Actuary determines are required to be paid as a result of its determination under this Section 6.3(e) shall be paid within 30 days following the Chief Actuary’s determination (plus interest at the Interest Rate for the period from the Closing Date through the date of such payment).

6.4    Labor and Employment Law Matters.
(a)    Parent and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Labor Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each union, labor board, employee group or Governmental Entity where so required under applicable Law. Seller shall regularly review with Parent the progress of the notifications, consultations and negotiations with each union, labor board, employee group and Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement.
(b)    Seller shall provide to Parent on the Closing Date, a written list of all terminations of Business Employees that occurred within the 90-day period prior to the Closing Date. Parent will indemnify Seller and its Affiliates, from and against any Liabilities that may be incurred by Seller under the WARN Act arising at or after the Closing as a result of any action or omission of Parent or its Affiliates occurring following the Closing.
6.5    Disability Employees. Prior to the Closing, Seller shall cause the employment of each employee of the Company who is on long-term disability leave as of the Closing (a “Disability Employee”) to be transferred to an Affiliate of Seller other than the Company. Parent shall make an offer of employment to any such Disability Employee who otherwise would have been a Business Employee and who returns to active employment during the Continuation Period. A Disability Employee shall not be considered a Business Employee unless and until his or her employment commences with Parent or its Affiliates. A Business Employee who is on short-term disability leave as of the Closing who subsequently qualifies for long-term disability benefits shall receive long-term disability benefits pursuant to the applicable Seller Benefit Plan (under which Seller and its Affiliates shall retain all Liabilities) and not pursuant to a long-term disability benefit plan of Parent or its Affiliates; provided, however, Purchaser shall reimburse Seller or its Affiliate, as applicable, promptly after receipt of any accounting statement from Seller, for any long-term disability premium payments made by Seller or its Affiliates with respect to each such Business Employee for the period from Closing through the date on which such Business Employee’s elimination period ends (or if sooner, when such Business Employee returns to work and ceases to be eligible for long-term disability benefits with respect to the disability for which the Business Employee was on short-term disability leave as of the Closing).
6.6    Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the Parties and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates or any Business Employee, who is not a Party. Nothing contained in this Agreement (express or implied) (a) is intended to create or amend, or to require Parent or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (b) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller or any of its Affiliates or any Business Employee, including any beneficiary or dependent of the foregoing, or any other Person not a Party, shall be entitled to assert any claim against Parent, Seller or any of their respective Affiliates under this Article VI.

ARTICLE VII

TAX MATTERS
7.1    Tax Indemnification by Seller Parent and Seller. Effective as of and after the Closing Date, Seller Parent and Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the Company from and after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (a) any Taxes (i) of the Company or imposed on or with respect to the Business for any Pre-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) of any member of the Seller Group (other than the Company) for any period, (iii) of Seller, Seller Parent or any other Person (other than the Company) for which the Company is or becomes liable (under Treasury Regulation Section 1.1502-6 or under any similar provision of state, local or foreign Law) as a result of having joined as a member (or having been required to join as a member) of any consolidated, combined, affiliated, aggregate or unitary group prior to the Closing; (iv) of any Person (other than the Company) for which the Company is or becomes liable as a transferee or successor, as a result of a Contract (other than this Agreement) or otherwise by operation of Law; (v) arising out of or resulting from any breach of any covenant or agreement of Seller, Seller Parent or the Company contained in this Agreement; (vi) for which Seller or Seller Parent is responsible pursuant to Section 7.11, (vii) imposed on or with respect to or that constitute Excluded Liabilities, or (viii) resulting from the transactions contemplated by this Agreement (including the transactions contemplated by the Elizabethtown APA and the Elkton APA, and as a result of or relating to the assignment of any Excluded Liabilities pursuant to Section 5.16), other than Transfer Taxes that are the responsibility of Purchaser pursuant to Section 7.11; and (b) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clause (a) of this Section 7.1 (any such Taxes described in this Section 7.1, “Seller Indemnified Taxes”). Notwithstanding anything herein to the contrary, Seller Indemnified Taxes shall not include any Taxes taken into account in determining the payment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II.
7.2    Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify the Seller Group (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (a) any Taxes (i) of the Company that are imposed on or with respect to the Business for any Post-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) arising out of or resulting from any breach of any covenant or agreement of Purchaser or Parent contained in this Agreement; or (iii) for which Purchaser is responsible under Section 7.11; and (b) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clause (a) of this Section 7.2, provided, however, that Purchaser shall not be responsible for any Seller Indemnified Taxes.
7.3    Survival. The indemnification obligations, covenants and agreements pursuant to this Article VII shall survive the Closing until 30 days after the expiration of the applicable statute of limitations period (giving effect to any extension thereof) with respect to the Tax item to which an indemnity claim relates. Notwithstanding the foregoing, any indemnification obligation with respect to any claim asserted pursuant to Section 7.1 or 7.2 hereof in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the indemnified Party to the indemnifying Party prior to the expiration date of the survival period provided in the preceding sentence shall survive until finally resolved.
7.4    Straddle Tax Periods. To the extent permitted or required by applicable Law, the taxable year of the Company that begins before and includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent the foregoing is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Tax Period, (a) Property Taxes of the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Tax Period, and (b) Taxes (other than Property Taxes) of the Company allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date and in a manner consistent with past practices of the Company (or of Seller with respect to the Company); provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.
7.5    Tax Returns.
(a)    Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and the Company, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to the Company for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). In the case of any such Combined Tax Return and any Pre-Closing Separate Tax Return, Seller shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Company (or of Seller with respect to the Company). Seller shall prepare and deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least 30 days prior to the due date for filing such Tax Returns (taking into account any extensions), or as early as possible before such due date if, at the time of Closing, any such Tax Return is due in less than 30 days, together with payment for any Seller Indemnified Taxes shown as due on such Tax Returns not less than five Business Days before such Taxes are due, and Purchaser shall timely file or cause to be timely filed such Tax Returns and timely pay any Taxes shown to be due with such Tax Returns.
(b)    Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Company for Straddle Tax Periods. Purchaser shall deliver to Seller for its review and comment a copy of any such Tax Return that is required to be filed by or with respect to the Company for any Straddle Tax Period before the later of (i) as soon as reasonably practicable and (ii) 30 days prior to the due date thereof (taking into account any extensions) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 7.1. If for any reason Seller does not agree with Purchaser’s calculation of its indemnification obligation, Seller shall notify Purchaser of its disagreement within 15 days of receiving a copy of the Tax Return and Purchaser’s calculation (but in any event within a reasonable period of time prior to the last date for timely filing such Tax Return). Seller and Purchaser shall use commercially reasonable efforts to settle the dispute with respect to such indemnification obligation promptly. If Seller and Purchaser are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Purchaser shall file the Tax Return as originally prepared (but reflecting any items on which Seller and Purchaser have agreed), and the dispute resolution provisions of Section 7.15 shall apply.
(c)    Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, except to the extent such Tax Return relates solely to the Company, (i) Seller shall not be required to provide any Person with any consolidated, combined or unitary Tax Return of Seller and (ii) Purchaser shall not be required to provide any Person with any consolidated, combined, affiliated, aggregate or unitary Tax Return (or copy thereof) of Purchaser.
7.6    Refunds and Credits. Seller shall be entitled to any refunds or credits of or against any Seller Indemnified Taxes for which Seller is responsible under Section 7.1. Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of Taxes of the Company for any Straddle Tax Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 7.4 and the first two sentences of this Section 7.6. Notwithstanding the foregoing, Purchaser shall (and Seller shall not) be entitled to a refund or credit to the extent such refund or credit was reflected in, reserved for or taken into account in the determination of the payment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II. Each Party actually receiving or realizing a refund or credit of Taxes to which the other Party is entitled under this Section 7.6 shall pay, or cause its Affiliates to pay, to the Party so entitled the amount of such refund or credit (including any interest paid thereon and net of any Taxes and other reasonable out-of-pocket expenses to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within 15 days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable. If any such refund or credit in respect of which a Party made a payment to the other Party pursuant to this Section 7.6 is subsequently disallowed or reduced, such other Party shall promptly repay the amount of such refund or credit received, to the extent disallowed or reduced, to the Party that made such payment, together with any interest, penalties or other charges imposed thereon by the applicable taxing authority.
7.7    Tax Contests.
(a)    If any taxing authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim shall provide prompt written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.
(b)    In the case of a Tax Proceeding of or with respect to the Company for any Pre-Closing Tax Period or any Straddle Tax Period (in each case, other than a Tax Proceeding described in Section 7.7(c)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, however, that the Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under the immediately foregoing proviso with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates. For purposes of this Agreement, “Controlling Party” shall mean Seller in the case of any Tax Proceeding of or with respect to the Company for any Pre-Closing Tax Period or, in the case of any Tax Proceeding of or with respect to the Company for any Straddle Tax Period, Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.
(c)    Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return of Seller; provided, however, that Seller shall notify Purchaser to the extent any such Tax Proceeding involves any issues that would materially adversely affect the Purchaser Tax Indemnified Parties, shall keep Purchaser reasonably appraised of the status of such Tax Proceeding with respect to such issues, shall consult with Purchaser regarding such issues, shall consider any comments of Purchaser in good faith and shall otherwise act in good faith with respect to such issues.
7.8    Cooperation and Exchange of Information.
(a)    Not more than 60 days after the receipt of a request from Purchaser, Seller shall, and shall cause its Affiliates to, provide to Purchaser a package of Tax information materials, including schedules and work papers, requested by Purchaser to enable Purchaser to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Company. Seller shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.
(b)    Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation, documentation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other relevant information that any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its own cost to provide an explanation of any documents or information so provided.
(c)    Each Party shall retain (to the extent in its possession or the possession of its Affiliates) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Company for its Tax periods ending on or prior to or including the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them unless the other Party provides reasonable notice and requests the opportunity to take possession of any portion of such Tax Returns and other documents that relate solely to the Company at such other Party’s own expense (provided, that any such notice must in any event be made in writing at least 60 days prior to such disposition).
7.9    Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Company pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Company, on the one hand, and any member of the Seller Group, on the other hand, are parties, shall terminate, and neither any member of the Seller Group, on the one hand, nor the Company, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.
7.10    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Company and their respective Affiliates shall treat any and all payments under this Article VII, Section 2.7, and Article X as an adjustment to the Purchase Price for Tax purposes.
7.11    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Purchaser, on the one hand, and Seller and Seller Parent, on the other hand, shall pay, when due, and be responsible for, one half of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The Party responsible under applicable Law for filing any Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns (after providing the other Party a reasonable opportunity to comment) and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any such Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither Party nor their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such Party determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on such Party or any of its Affiliates.
7.12    Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten days after the indemnified Party makes written demand upon the indemnifying Party, but in no case earlier than five days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.
7.13    Tax Matters Coordination. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, and the provisions of Article X shall not apply.
7.14    Tax Elections. The Parties agree that no elections pursuant to Code sections 336(e), 338(g) or 338(h)(10) will be made by Seller, any Affiliate of Seller, Purchaser, any Affiliate of Purchaser, or the Company, with respect to the Sale.
7.15    Tax Disputes.
(a)    If any dispute between the Parties should arise regarding their respective rights and obligations pursuant to this Article VII (a “Tax Dispute”), Seller and Purchaser shall use commercially reasonable efforts to settle such Tax Dispute.
(b)    If, within 30 days, such commercially reasonable efforts do not resolve such Tax Dispute, Seller and Purchaser shall submit all matters that remain in dispute with respect to such Tax Dispute to Ernst & Young (the “Tax Referee”). Within 30 days after submission of such matters to the Tax Referee, the Tax Referee shall make a final determination pursuant to such procedures as the Tax Referee deems advisable. The Tax Referee shall resolve the Tax Dispute according to such procedures as the Tax Referee deems advisable and shall furnish written notice to the Parties of its resolution of any such Tax Dispute as soon as practicable, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Tax Referee shall be consistent with the terms of this Agreement, and if so consistent shall be conclusive and binding on the Parties.
(c)    The fees and expenses relating to the work, if any, to be performed by the Tax Referee shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. During the review by the Tax Referee, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Company) and its and their respective employees, accountants and other representatives to, each make available to the Tax

Referee interviews with such personnel and such information, books and records, and work papers, as may be reasonably requested by the Tax Referee to fulfill its obligations under this Section 7.15; provided that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Tax Referee except in accordance with such accountants’ normal disclosure procedures and then only after such Tax Referee has signed a customary nondisclosure agreement relating to such access to work papers.
7.16    Purchaser Tax Acts. None of Purchaser or any of its Affiliates (including, after the Closing, the Company) shall, following the Closing (including the portion of the Closing Date after the Closing), other than an action taken in the ordinary course of business, required by applicable Law, or contemplated hereunder, take any of the following actions, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed): (a) make any Tax election, or change in tax accounting period or method, with an effective date on or prior to the Closing Date or during a Straddle Tax Period, (b) amend any Tax Return for a Pre-Closing Tax Period or a Straddle Tax Period, (c) initiate or execute any voluntary disclosure agreement or similar agreement with any Tax authority with respect to a Pre-Closing Tax Period of the Company, or (d) extend the statute of limitations with respect to any Tax Return filed with respect to the Company for any Pre-Closing Tax Period or Straddle Tax Period, in the case of clauses (c) or (d), that could reasonably be expected to create any Tax obligation for which Seller would be liable under this Agreement. Upon the request of Purchaser or any of its Affiliates, Seller and its Affiliates on the one hand, and Purchaser and its Affiliates on the other hand, shall cooperate in good faith to determine, in advance of any proposed action by Purchaser or any of its Affiliates that may be described in this Section 7.16, the amount of any income or gain that would be described in this Section 7.16 as a result of such proposed action.
ARTICLE VIII

CONDITIONS TO CLOSING
8.1    Conditions to Each Party’s Closing Obligations. The respective obligations of each Party to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, joint waiver, by the Parties at or prior to the Closing of the following conditions:
(a)    No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect that prohibits or makes illegal the consummation of the transactions contemplated hereby (collectively, the “Legal Restraints”).
(b)    Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.
(c)    Elizabethtown Closing. The Elizabethtown Closing shall have occurred.
(d)    Elkton Closing. The Elkton Closing shall have occurred.
8.2    Conditions to Purchaser’s and Parent’s Closing Obligations. Purchaser’s and Parent’s respective obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Purchaser and Parent, at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.1 (the first two sentences only), Section 3.2 and Section 3.3 (such representations, the “Seller Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing, as if made at and as of the Closing (or, if made as of a specific date, as of such date), (ii) the representation and warranty of Seller set forth in Section 3.6(b) shall be true and correct as of the Closing, as if made at and as of the Closing, and (iii) each of the other representations and warranties of Seller contained in Article III (disregarding all qualifications as to materiality or Business Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Seller to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)    No Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred.
(d)    Officer’s Certificate. Purchaser and Parent shall have received a certificate from Seller, signed on its behalf by an executive officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been fulfilled.
(e)    No Purchaser Burdensome Condition. No Governmental Entity of competent jurisdiction and authority shall have issued an Order in connection with any Required Regulatory Approval that remains in effect and imposes a Purchaser Burdensome Condition.
(f)    Execution and Delivery of Ancillary Agreements. Seller or its applicable Affiliate shall have executed and delivered to Parent or its applicable Affiliate each of the Transition Services Agreement and, if to be executed pursuant to Section 5.16(b), the Common Interest and Cooperation Agreement, each of which shall be in full force and effect as of the Closing.
8.3    Conditions to Seller’s Closing Obligation.
Seller’s obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Seller, at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Purchaser and Parent set forth in Section 4.1 and Section 4.2 (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date) and (ii) each of the other representations and warranties of Purchaser contained in Article IV (disregarding all qualifications as to materiality or Purchaser Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), except in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Purchaser and Parent to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)    Officer’s Certificate. Seller shall have received a certificate from each of Purchaser and Parent, signed on such Party’s behalf by an executive officer of Purchaser or Parent, as applicable, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled.
(d)    Execution and Delivery of Ancillary Agreements. Parent or its applicable Affiliate shall have executed and delivered to Seller or its applicable Affiliate each of the Transition Services Agreement and, if to be executed pursuant to Section 5.16(b), the Common Interest and Cooperation Agreement, each of which shall be in full force and effect as of the Closing.
8.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, either as a basis for not consummating the Sale or any of the other transactions contemplated by this Agreement, or as a basis for terminating this Agreement, if such failure was caused by such Person’s or its Affiliates’ failure to act in good faith or to use the efforts to cause the Closing to occur that are required by this Agreement.
ARTICLE IX
TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of Seller and Purchaser; or
(b)    by either Seller or Purchaser, if:
(i)    the Closing shall not have occurred on or before December 31, 2018 (the “Outside Date”); provided that the right to terminate this Agreement under this clause (i) shall not be available to (x) any Party whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date or (y) a Party if the other Party has filed (and is then pursuing) an Action seeking specific performance as permitted by Section 11.13; provided, further, that if, as of the end of the day on December 28, 2018, the condition to the Closing set forth in Section 8.1(b), has not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled at the Closing, then the Outside Date will be March 31, 2019;

(ii)    Seller (in the case of a termination by Purchaser) or Parent or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) (in the case of termination by Purchaser) or Section 8.3(a) or 8.3(b) (in the case of termination by Seller), and (B) (1) is incapable of being cured prior to the Outside Date or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the earlier of (x) 60 days after the date on which Seller or Purchaser, as applicable, receives notice of such alleged breach or failure to perform from the party seeking termination, stating such party’s intention to terminate this agreement pursuant to Section 9.1(b)(ii) and the basis for such termination and (y) the Outside Date; provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if such Party is then in breach in any material respect of any of its respective representations, warranties, covenants or other agreements contained in this Agreement;
(iii)    the condition in Section 8.1(a) is not satisfied and the Legal Restraint giving rise to the non-satisfaction shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such Legal Restraint, including Section 5.5; or
(iv)    any Governmental Entity that must grant a Required Regulatory Approval shall have denied such grant, and such denial shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such consent, authorization or approval, including Section 5.5; or
(c)    by either Seller or Purchaser:
(i)    at any time after the date that is 21 days after the termination of the Elizabethtown APA; or
(ii)    at any time after the date that is 21 days after the termination of the Elkton APA.
9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other.
9.3    Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party, except as set forth in the Confidentiality Agreement; provided that termination of this Agreement shall not relieve any Party for Actual Fraud or from liability for Willful Breach. For purposes hereof, “Willful Breach” shall mean a breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the knowledge that the taking of or failure to take, such act would cause in the failure of the transactions contemplated by this Agreement to be consummated; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the transactions contemplated by this Agreement after the applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the Closing) shall constitute a Willful Breach of this Agreement by such Party. For the avoidance of doubt, (a) in the event that all applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the transactions contemplated by this Agreement), but Purchaser fails to close for any reason, such failure to close shall be considered a Willful Breach by Purchaser and (b) the availability or unavailability of financing for the transactions contemplated by this Agreement shall have no effect on Purchaser’s obligations hereunder. Notwithstanding anything to the contrary contained herein, the provisions of Section 3.21, Section 4.9, Section 5.3(c), Section 5.7, Article XI and this Section 9.3 shall survive any termination of this Agreement.
9.4    Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (but shall not be required to) (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by the other Party pursuant to this Agreement or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver sent in accordance with Section 11.3 and referencing this Section of the Agreement.
ARTICLE X

INDEMNIFICATION
10.1    Survival of Representations, Warranties, Covenants and Agreements.
(a)    The representations and warranties of Seller contained in this Agreement shall survive the Closing until the 12-month anniversary thereof; provided that (i) the Seller Fundamental Representations and the representations and warranties made pursuant to Section 3.17 shall survive the Closing until the expiration of the applicable statute of limitations and (ii) the representations and warranties made pursuant to Section 3.15 shall survive until the date that is 30 days after the expiration of the applicable statute of limitations.
(b)    The representations and warranties of Parent and Purchaser contained in this Agreement shall survive the Closing until the 12-month anniversary thereof; provided, that the Purchaser Fundamental Representations shall survive the Closing until the expiration of the application statute of limitations.

(c)    The covenants and agreements contained herein that are to be performed at or prior to the Closing (other than pursuant to Section 5.5, Section 5.7, the first sentence of Section 5.12, Section 5.14, Section 5.17, Section 5.18 and Section 5.19 (in each case to the extent that the covenants and agreements contained therein are to be performed at or prior to the Closing)) shall survive the Closing until the 12-month anniversary thereof, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Seller or by Seller to Purchaser, as applicable, in accordance with the provisions hereof prior to such 12-month anniversary. All other covenants and agreements contained herein that by their terms are to be performed solely at or prior to Closing shall not survive the Closing. Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.
(d)    Notwithstanding the foregoing, any claims asserted in connection with this Agreement in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant covenant, agreement, representation or warranty and such claims shall survive until finally resolved.
10.2    Indemnification by Seller Parent and Seller.
(a)    Subject to the provisions of this Article X and except with respect to Closing Payment Adjustments (which shall be governed exclusively by Article II) and indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Seller Parent and Seller shall indemnify and hold harmless Purchaser and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty of Seller, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date, in which case at and as of such date), contained in Article III (other than any representation or warranty of Seller contained in Section 3.15);
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement to be performed prior to the Closing;
(iii)    any breach of any covenant or agreement of Seller contained in this Agreement to be performed, in whole or in part, after the Closing; and
(iv)    any Excluded Liabilities (including any Losses suffered by any of the Purchaser Indemnified Parties as a result of or relating to the assignment of any Excluded Liabilities pursuant to Section 5.16).
(b)    Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII)):

(i)    for the purposes of the determination of (i) whether there was a breach of any representation or warranty of Seller as of any particular date and (ii) the existence or amount of any Losses in respect of any such failure, any materiality or Business Material Adverse Effect standard or qualification contained in or otherwise applicable to such representation or warranty shall be disregarded;
(ii)    Seller Parent and Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses: (A) except in respect of indemnification pursuant to Section 10.2(a)(iv), to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Working Capital on the Final Closing Statement or were reflected or reserved for in the Business Financial Statements; (B) pursuant to Section 10.2(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of $500,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(b)(ii)(C); or (C) pursuant to Section 10.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $10,600,000 (the “Threshold”), after which Seller Parent and Seller shall be obligated for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) for the amount of such Losses that exceeds the Threshold; provided that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation or the representations and warranties made pursuant to Section 3.17 shall not be subject to the De Minimis Amount or the Threshold (collectively, the “Fundamental Indemnification Matters”); and
(iii)    the cumulative indemnification obligations of Seller Parent and Seller under Section 10.2(a)(i) (other than the Fundamental Indemnification Matters) shall in no event exceed, in the aggregate, $66,250,000 (the “Cap”), and the cumulative indemnification obligations of Seller Parent and Seller for the Fundamental Indemnification Matters, together with all other indemnification by Seller or Seller Parent (other than any indemnification pursuant to Section 10.2(a)(iv), which indemnification, for avoidance of doubt, shall be uncapped), shall in no event exceed, in the aggregate, the Purchase Price.
10.3    Indemnification by Parent and the Company.
(a)    Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Parent shall, and shall cause the Company to, indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty of Parent or Purchaser, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date in which case at and as of such date), contained in Article IV; and

(ii)    any breach of any covenant or agreement of Parent or Purchaser contained in this Agreement.
(b)    Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII)) the cumulative indemnification obligations of Parent and the Company under Section 10.2(a) shall in no event exceed, in aggregate, the Purchase Price.
10.4    Indemnification Procedures.
(a)    Third Party Claims. If any Person entitled to receive indemnification under this Agreement (an “Indemnitee”) receives notice of any demand or claim by any Person who is neither a Party nor an Affiliate of a Party (a “Third Party Claim”) which has or could reasonably give rise to a right of indemnification hereunder, or for which the Indemnitee may claim a right to indemnification hereunder from the other Party (the “Indemnifying Party”), the Indemnitee will promptly give written notice (a “Third Party Claim Notice”) of such Third Party Claim to the Indemnifying Party. Any such Third Party Claim Notice shall (i) describe the nature, facts and circumstances of the Third Party Claim in reasonable detail, (ii) state the estimated amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) state the method and computation thereof, and (iv) contain specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information known to it or in its possession with respect to the Third Party Claim as the Indemnifying Party may reasonably request.
(b)    The Indemnifying Party, at its sole cost and expense, will:
(i)    in the case of a Third Party Claim that would, were it successful, not be an Excluded Liability, have the right, upon written notice to the Indemnitee within 30 days (or such earlier time as may be required by the nature of the Third Party Claim) of receiving a Third Party Claim Notice; or
(ii)    in the case of a Third Party Claim that would, were it successful, be an Excluded Liability, be required, to assume the defense of the Third Party Claim through counsel reasonably satisfactory to the Indemnitee; provided, that the Indemnitee shall be entitled to retain its own counsel, at its expense, and the Indemnitee may assume control of the defense of the Third Party Claim at the Indemnifying Party’s expense, if (i) upon the advice of Indemnitee’s counsel, a conflict of interest exists (or would reasonably be expected to arise) that would make it inappropriate for the same counsel to represent both the Indemnifying Party and Indemnitee in connection with a Third Party Claim, (ii) the Indemnifying Party fails to diligently prosecute the defense of the Third Party Claim, or (iii) such Third Party Claim (A) seeks non-monetary relief or (B) involves criminal or quasi criminal allegations, and provided further that, if the aggregate dollar amount of the Third Party Claim, together with all other Third Party Claims of which the Indemnifying Party is aware or has received Third Party Claim Notices, and all costs and expenses reasonably estimated to be incurred in connection with the defense thereof, would exceed the Cap, the

Indemnitee may, at its option, and to the extent in excess of the Cap at its sole cost and expense, assume the defense of the Third Party Claim with counsel of its choice upon written notice to the Indemnifying Party within 15 days of receiving a Third Party Claim Notice.
(c)    Defense of Third Party Claims. If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 10.4(b), the Indemnifying Party will diligently pursue such defense, and will keep the Indemnitee reasonably informed with respect to such defense. The Indemnitee shall, and shall cause its Affiliates to, cooperate with the Indemnifying Party and its counsel, including making available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnitee’s possession or under the Indemnitee’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnitee will have the right to participate in such defense, including appointing separate counsel, but the costs of such participation shall be borne solely by the Indemnitee. Subject to Section 10.4(a), the Indemnifying Party will, in consultation with the Indemnitee, make all decisions and determine all actions to be taken with respect to the defense and settlement of the Third Party Claim; provided, however, that the Indemnifying Party shall not pay, compromise, settle or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent if (A) such payment, compromise, settlement or disposition does not involve solely the payment of money; (B) such payment, compromise, settlement or disposition does not involve solely the payment of money by the Indemnifying Party without recourse to the Indemnitee; (C)  such payment, compromise, settlement or disposition involves a finding or admission of violation of any Law, Order or Permit or rights of any Person by the Indemnitee or its Affiliates; or (D) such payment, compromise, settlement or disposition does not contain an unconditional release of the Indemnitee from the subject matter of such payment, compromise, settlement or disposition. In no event will the Indemnifying Party have authority to agree, without the consent of the Indemnitee, to any relief binding on the Indemnitee other than the payment of money damages by the Indemnifying Party without recourse to the Indemnitee.
(d)    Failure to Assume Defense. If the Indemnifying Party elects not to defend such Third Party Claim, fails to timely notify the Indemnitee in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may defend such Third Party Claim and seek indemnification for any and all indemnifiable Losses based upon, arising from or relating to such Third Party Claim; provided, however, that the Indemnitee shall not pay, compromise, settle or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(e)    Direct Losses. Any claim by an Indemnitee on account of an indemnifiable Loss that does not result from a Third Party Claim (a “Direct Loss”) will be asserted by giving the Indemnifying Party prompt written notice thereof, (i) describing the nature, facts and circumstances of such indemnifiable Loss in reasonable detail, (ii) stating the amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) stating the method and computation thereof and (iv) containing specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information with respect to the Direct Loss as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books, records and personnel, in connection with determining the validity of any claim for indemnification by the Indemnitee and in otherwise resolving such matters. The Indemnifying Party will have a period of 30 Business Days within which to respond to such claim of a Direct Loss. If the Indemnifying Party rejects such claim, or does not respond within such period, the Indemnitee may seek enforcement of its rights to indemnification under this Agreement.
(f)    Delay. A failure to give timely notice as provided in this Section 10.4 will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure. Notwithstanding the foregoing, no claim for indemnification first made after the expiration of the applicable survival period with respect to the representation, warranty or covenant on which such claim is based set forth in Section 10.1 will be valid and any such claim shall be deemed time-barred.
10.5    Exclusive Remedy. Except with respect to the matters covered by Sections 2.5 through 2.7 (which shall be governed exclusively by such Sections) and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII) and except for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.13, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of the Parties for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement (but excluding the Ancillary Agreements). In furtherance of the foregoing, Seller and Purchaser hereby waive, on behalf of themselves and the other Seller Indemnified Parties and Purchaser Indemnified Parties, respectively, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty) that may be based upon, arise out of, or relate to the Business, the Company, this Agreement, the negotiation, execution or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the transactions contemplated hereby, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Law, common law, or otherwise.
10.6    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article X, all Losses shall be net of indemnity proceeds that have been recovered by the indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if indemnification proceeds in respect of such facts are recovered by the indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent that the indemnification payment made exceed the Losses incurred), and the indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all indemnity provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.
10.7    Limitation on Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no Party will be liable to the other Party, either in contract or in tort, for any consequential, incidental, indirect, special, or punitive damages of the other Party, including business interruption, loss of future revenue, profits or income, diminution in value or loss of business reputation or opportunity, relating to the breach or alleged breach hereof or otherwise, whether or not the possibility of such damages has been disclosed to the other Party in advance or could have been reasonably foreseen by such other Party, and, in particular, no “multiple of profits,” “multiple of cash flow,” “multiple of assets” or similar valuation methodology shall be used in calculating the amount of any indemnifiable Losses. The exclusion of consequential, incidental, indirect, special, and punitive damages as set forth in the preceding sentence does not apply to any such damages actually paid to third parties by Purchaser or Seller, as the case may be, in connection with Losses that may be indemnified pursuant to this Article X after Closing.
10.8    Mitigation.
(a)    Each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.
(b)    The amount of any indemnifiable Loss will be reduced to the extent of any insurance proceeds, rate recovery or other payments actually received from an insurer or other third party with respect to an indemnifiable Loss, or any Tax benefit actually realized in cash or a reduction in Taxes otherwise payable as a result of such Loss prior to the date such indemnity payment is made, in each case, net of all costs of recovery. If the amount of any indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or payment under or pursuant to any insurance coverage, by rate recovery or by recovery, settlement, or payment by or against any other Person, the amount of such reduction (net of all costs of recovery) will be repaid by the Indemnitee to the Indemnifying Party reasonably promptly following actual receipt or credit of such amounts.
(c)    Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the indemnifiable Loss to which the indemnity payment relates.

ARTICLE XI

GENERAL PROVISIONS
11.1    Amendment. This Agreement may be amended, modified or supplemented only by written agreement of Seller, Purchaser and Parent.
11.2    Waivers and Consents. Except as otherwise provided in this Agreement, any failure of Seller, Parent or Purchaser to comply with any obligation, covenant, agreement or condition herein may be waived by the Person entitled to the benefits thereof only by a written instrument signed by such Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
11.3    Notices. All notices and other communications hereunder will be in writing and will be deemed given (a) when received, if delivered personally, (b) when sent, if sent by facsimile transmission (provided that the sender receives confirmation of successful transmission) or by electronic mail, or (c) when received, if mailed by overnight courier or certified mail (return receipt requested), postage prepaid, in each case, to the Party being notified at such Party’s address indicated below (or at such other address for a Party as is specified by like notice):
(a)    If to Seller:
NUI Corporation
10 Peachtree Place NE
Atlanta, Georgia 30309
Attention: Paul R. Shlanta, Senior Vice President and General Counsel
Email:        pshlanta@southernco.com
Facsimile No: (404) 584-3489
with a copy (which shall not constitute notice) to:

Jones Day
1420 Peachtree Street
Atlanta, Georgia 30309-3053
Attention:    William B. Rowland
                            William J. Zawrotny
Email:        wbrowland@jonesday.com
                            wjzawrotny@jonesday.com
Facsimile No: (404) 581-8330
(b)    If to Purchaser or Parent:
NextEra Energy, Inc.
700 Universe Blvd.
Juno Beach, Florida 33408

Attention:     Mark Hickson
                            Charles E. Sieving
Email:         mark.hickson@nee.com
                            charles.sieving@nee.com
Facsimile No: (561) 694-3337

with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:    Edward D. Herlihy
                                Brandon C. Price
                                John L. Robinson
Email:    EDHerlihy@wlrk.com
                                BCPrice@wlrk.com
                               JLRobinson@wlrk.com
Facsimile No:    (212) 403-2000
11.4    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of Seller, Purchaser and Parent and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Seller, Purchaser or Parent without the prior written consent of Seller (in the case of an assignment by Purchaser or Parent) or of Purchaser (in the case of assignment by Seller). Notwithstanding the foregoing, each of Seller, Parent and Purchaser shall be permitted to assign its respective rights and obligations under this Agreement and any other Ancillary Agreement, individually or collectively, to one or more of its wholly owned, direct or indirect Subsidiaries with prior written notice to the other Parties; provided, however, that no such assignment shall relieve a Party of, or constitute a discharge of, any of such Party’s liabilities and obligations under this Agreement.
11.5    No Third Party Beneficiaries. Except for Sections 5.14, 7.1, 7.2, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
11.6    Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.
11.7    Governing Law. This Agreement (as well as any claim or controversy arising out of or relating to this Agreement or the transactions contemplated hereby) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws rules thereof that would otherwise require the Laws of another jurisdiction to apply.
11.8    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
11.9    Entire Agreement. This Agreement will be a valid and binding agreement of the Parties only if and when it is fully executed and delivered by Seller, Purchaser and Parent, and until such execution and delivery no legal obligation will be created by virtue hereof. This Agreement, the Confidentiality Agreement and the Ancillary Agreements, together with the Exhibits and Schedules hereto and thereto and the certificates and instruments delivered hereunder or in accordance herewith, embodies the entire agreement and understanding of Seller, Purchaser and Parent in respect of the transactions contemplated by this Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements supersede all prior agreements and understandings between Seller, on the one hand, and Purchaser or Parent, on the other hand, with respect to the matters contemplated hereby. Neither this Agreement, nor the Confidentiality Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of Seller, Purchaser or Parent with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder.
11.10    Delivery. This Agreement, and any certificates and instruments delivered hereunder or in accordance herewith, may be executed in multiple counterparts (each of which will be deemed an original, but all of which together will constitute one and the same instrument). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
11.11    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
11.12    Submission to Jurisdiction. Each of Seller, Purchaser and Parent irrevocably agrees that any Action arising out of or relating to this Agreement brought by the other Party (or any of their respective successors or assigns) shall be brought and determined in any state or federal court sitting in the State of Delaware, and each of Seller, Purchaser and Parent hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of Seller, Purchaser and Parent agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of Seller, Purchaser and Parent further agrees that notice as provided herein shall constitute sufficient service of process and each of Seller, Purchaser and Parent further waives any argument that such service is insufficient. Each of Seller, Purchaser and Parent hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
11.13    Specific Performance. Each of Seller, Purchaser and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of Seller, Purchaser and Parent shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of Seller, Purchaser and Parent hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
11.14    Disclosure Generally. Notwithstanding anything to the contrary contained in the Seller Disclosure Letter or in this Agreement, the information and disclosures contained in any Seller Disclosure Letter shall be deemed to be disclosed and incorporated by reference with respect to any other representation or warranty of Seller for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Seller Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Business Material Adverse Effect” or other similar terms in this Agreement.
11.15    Provision Respecting Legal Representation. Each Party agrees, on its own behalf and on behalf of its Affiliates, that Baker Botts L.L.P., Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP may serve as counsel to Seller and the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and that, following consummation of the transactions contemplated hereby and thereby, Baker Botts L.L.P., Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP (or any successors) may serve as counsel to Seller or any Affiliate or representative of Seller, in connection with any Action or obligation arising out of or relating to the transactions contemplated hereby and thereby notwithstanding such prior representation of the Company, and each Party consents thereto and waives any conflict of interest arising therefrom.

11.16    Privilege. Purchaser, for itself and its Affiliates, and its and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that all attorney-client privileged communications between Seller, the Company and their respective current or former Affiliates or representatives and their counsel, including Baker Botts L.L.P., Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP, made before the consummation of the Closing to the extent relating to the negotiation, preparation, execution, delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby which, immediately before the Closing, would be deemed to be privileged communications and would not be subject to disclosure to Purchaser (or would otherwise not be disclosable to Purchaser without losing any such right of privilege) in connection with any Action arising out of or relating to this Agreement, shall continue after the Closing to be privileged communications with such counsel and neither Purchaser nor any of its Affiliates (including after the Closing, the Company) shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Purchaser, the Company or the Business, or on any other grounds.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of Seller, Purchaser and Parent as of the date first set forth above.

NUI CORPORATION

By:	/s/Henry P. Linginfelter
	Name:	Henry P. Linginfelter
	Title:	President

SOUTHERN COMPANY GAS

By:	/s/Elizabeth W. Reese
	Name:	Elizabeth W. Reese
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

700 UNIVERSE, LLC

By:	/s/James L. Robo
	Name:	James L. Robo
	Title:	President and Chief Executive Officer

NEXTERA ENERGY, INC.

By:	/s/James L. Robo
	Name:	James L. Robo
	Title:	Chairman, President and Chief Executive Officer